As filed with the Securities and Exchange Commission on October 13, 2000
                                                            File No. ___ - _____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

               COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1
                              (Exact Name of Trust)

                         COLUMBUS LIFE INSURANCE COMPANY
                               (Name of Depositor)

                             400 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
          (Complete Address of Depositor's Principal Executive Offices)

                                    Please send copies of all communications to:
       DONALD J. WUEBBLING, ESQ.                 KEVIN L. COONEY, ESQ.
    Columbus Life Insurance Company                Frost & Jacobs LLP
        400 East Fourth Street                      2500 PNC Center
        Cincinnati, Ohio 45202                   201 East Fifth Street
(Name and Address of Agent for Service)          Cincinnati, Ohio 45202


                      AN INDEFINITE AMOUNT OF INTERESTS IN
            COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1 UNDER
               VOYAGER VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                     (Title of Securities Being Registered)

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                 (Approximate Date of Proposed Public Offering)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     RECONCILIATION AND TIE BETWEEN ITEMS IN
                         FORM N-8B-2 AND THE PROSPECTUS

                         COLUMBUS LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT 1

        FORM N-8B-2*                   CAPTION IN PROSPECTUS**
        Item 1                         Cover Page
        Item 2                         Columbus Life Insurance Company
                                        and Separate Account 1
        Item 3                         Not Applicable****
        Item 4                         Service Providers
        Item 5                         Columbus Life Insurance Company
                                        and Separate Account 1
        Item 6                         Columbus Life Insurance Company
                                        and Separate Account 1
        Item 7                         Not Required***
        Item 8                         Not Required***
        Item 9                         Not Applicable****
        Item 10                        Purchasing Your Policy
                                       Borrowing Your Money
                                       Withdrawing Your Money
                                       Death Benefits
                                       Payment of Policy Proceeds
                                       Charges
                                       Continuation of Your Policy
                                       Other Information About Your Policy
                                       Premium Payments
                                       Voting Rights
                                       Columbus Life Insurance Company
                                        and Separate Account 1
                                       Information About the Investment
                                        Options
                                       Allocation of Net Premiums
                                       Transferring Your Money
                                       Riders
                                       Tax Matters
        Item 11                        Information About the Investment
                                        Options
        Item 12                        Service Providers
        Item 13                        Policy at a Glance
                                       Borrowing Your Money
                                       Withdrawing Your Money
                                       Death Benefits
                                       Charges
                                       Riders
                                       Information About the Investment
                                        Options
                                       Service Providers
        Item 14                        Purchasing Your Policy
                                       Riders
                                       Other Information About Your Policy

        FORM N-8B-2*                   CAPTION IN PROSPECTUS**
        Item 15                        Purchasing Your Policy
                                       Premium Payments
                                       Allocation of Net Premiums
                                       Transferring Your Money
                                       Other Information About Your Policy
                                       Information About the Investment Options
                                       Valuation of Your Investment
        Item 16                        Allocation of Net Premiums
                                       Transferring Your Money
                                       Borrowing Your Money
                                       Withdrawing Your Money
                                       Charges
                                       Information About the Investment Options
                                       Valuation of Your Investment
        Item 17                        Purchasing Your Policy
                                       Borrowing Your Money
                                       Withdrawing Your Money
                                       Death Benefits
                                       Payment of Policy Proceeds
                                       Charges
                                       Continuation of Your Policy
                                       Other Information About Your Policy
                                       Riders
        Item 18                        Valuation of Your Investment
                                       Columbus Life Insurance Company and
                                        Separate Account 1
        Item 19                        Other Information About Your Policy
        Item 20                        Not Applicable****
        Item 21                        Borrowing Your Money
                                       Continuation of Your Policy
        Item 22                        Not Applicable****
        Item 23                        Columbus Life Insurance Company
                                        and Separate Account 1
        Item 24                        Information About the Investment Options
                                       Valuation of Your Investment
        Item 25                        Columbus Life Insurance Company
                                        and Separate Account 1
        Item 26                        Not Applicable****
        Item 27                        Columbus Life Insurance Company
                                        and Separate Account 1
        Item 28                        Columbus Life Insurance Company
                                        and Separate Account 1
        Item 29                        Columbus Life Insurance Company
                                        and Separate Account 1
        Item 30                        Not Applicable****
        Item 31                        Not Applicable****
        Item 32                        Not Applicable****
        Item 33                        Not Applicable****
        Item 34                        Not Applicable****
        Item 35                        Purchasing Your Policy
                                       Service Providers

        FORM N-8B-2*                   CAPTION IN PROSPECTUS**

        Item 36                        Not Required***
        Item 37                        Not Applicable****
        Item 38                        Service Providers
        Item 39                        Service Providers
        Item 40                        Not Applicable****
        Item 41                        Service Providers
        Item 42                        Not Applicable****
        Item 43                        Not Applicable****
        Item 44                        Charges
                                       Valuation of Your Investment
                                       Premium Payments
        Item 45                        Not Applicable****
        Item 46                        Payments of Policy Proceeds
                                       Charges
                                       Valuation of Your Investment
        Item 47                        Information about the Investment Options
        Item 48                        Not Applicable****
        Item 49                        Not Applicable****
        Item 50                        Columbus Life Insurance Company
                                        and Separate Account 1
        Item 51                        Columbus Life Insurance Company
                                        and Separate Account 1
                                       Death Benefits
                                       Riders
                                       Other Information About Your Policy
                                       Payment of Policy Proceeds
                                       Purchasing Your Policy
                                       Premium Payments
                                       Borrowing Your Money
                                       Withdrawing Your Money
                                       Continuation of Your Policy
                                       Other Information About Your Policy
                                       Charges
                                       Valuation of Your Investment
        Item 52                        Information About the Investment Options
        Item 53                        Tax Matters
        Item 54                        Not Applicable****
        Item 55                        Not Applicable****
        Item 56                        Not Required***
        Item 57                        Not Required***
        Item 58                        Not Required***
        Item 59                        Not Required***

* Registrant includes this Reconciliation and Tie Statement in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant, previously filed a Notification of Registration as an investment company on Form N-8A and a Form N-8B-2 Registration Statement under the Investment Company Act of 1940 on May 14, 1999. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

*** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

**** Omitted from the Prospectus pursuant to Instruction 3 as to the Prospectus as set out in Form S-6.

                                     VOYAGER
                             VARIABLE UNIVERSAL LIFE

COLUMBUS LIFE INSURANCE COMPANY                                       PROSPECTUS
SEPARATE ACCOUNT 1                                       _________________, 2000

This Prospectus describes the Voyager Variable Universal Life Insurance Policy (Policy) and the investment options available to Policy owners. It contains information you should know before purchasing a Policy and selecting your investment options. Please read this Prospectus carefully and keep it for future reference.

The Policy is issued by Columbus Life Insurance Company (Columbus Life). The Policy is an investment alternative that offers you:

         o   Life insurance protection         o   Tax-deferred earnings
         o   Flexible premium payments         o   Access to your funds through
         o   Flexible benefits                     withdrawals and loans
         o   Optional coverages and riders     o   ___ investment options

The description of the Policy in this Prospectus is subject to the specific terms of your Policy as it contains specific contractual provisions and conditions. If the terms in your Policy differ from the description of the Policy in the Prospectus, you should rely on the terms in your Policy.

You tell us how to invest your premium payments among the investment options. Your investment options include the following Sub-Accounts of Separate Account 1:

------------------------------------------ -------------------------------------
o   AIM V.I. GROWTH                         o    TOUCHSTONE SMALL CAP VALUE
o   AIM V.I. GOVERNMENT SECURITIES          o    TOUCHSTONE EMERGING GROWTH
o   ALGER AMERICAN SMALL CAPITALIZATION     o    TOUCHSTONE INTERNATIONAL EQUITY
o   ALGER AMERICAN GROWTH                   o    TOUCHSTONE HIGH YIELD
o   DEUTSCHE VIT EQUITY 500 INDEX           o    TOUCHSTONE VALUE PLUS
o   FIDELITY                                o    TOUCHSTONE ENHANCED 30
o   JANUS                                   o    TOUCHSTONE BALANCED
o   MFS VIT EMERGING GROWTH                 o    TOUCHSTONE BOND
o   MFS VIT GROWTH WITH INCOME              o    TOUCHSTONE STANDBY INCOME
o   PIMCO LONG-TERM U.S. GOVERNMENT

----------------------------------------- --------------------------------------

The Fixed Account is an additional investment option. It is a fixed-rate option backed by the general assets of Columbus Life.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains certain other material that is legally part of the registration statement for Columbus Life Insurance Company Separate Account 1 (Separate Account 1) and other information about Separate Account 1. You can also view these documents at the Public Reference Room of the Securities and Exchange Commission or obtain copies, for a fee, by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, or by e-mailing a request to: publicinfo@sec.gov. You can also call the Securities and Exchange Commission at 800.SEC.0330.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Policies or determined if the Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This Policy is not a deposit or obligation of any bank. No bank has guaranteed or endorsed the Policy. The Policy is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, the National Credit Union Share Insurance Fund or any other agency.

Each Sub-Account invests in a corresponding Fund that may have a name and/or investment objective that is very similar to the name and/or investment objective of a publicly available mutual fund managed by the same advisor and sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from the differences in various factors that affect the operation of a Fund, such as implementation of the Fund's investment policies, Fund expenses and size of the Fund. In addition, your investment return from your Policy will be less than the investment return of a shareholder in the publicly available mutual funds because you will pay additional charges related to your Policy, such as premium expense charges, state tax charges and mortality and expense risk charges.

Investments in variable life insurance policies involve investment risk, including possible loss of principal and interest.

Benefits described in this Prospectus may not be available in every jurisdiction. Please refer to your Policy and contact your insurance agent/ financial representative for specific benefit information.

No one is authorized to give any information or make any representation other than those contained in the Policy (including any attached riders or endorsements), this Prospectus or our approved sales literature. You should rely only on the information contained in the Policy (including any attached riders or endorsements), this Prospectus or our approved sales literature.

                               TABLE OF CONTENTS

POLICY AT A GLANCE.............................................................
SUMMARY........................................................................
PURCHASING YOUR POLICY.........................................................
PREMIUM PAYMENTS...............................................................
ALLOCATION OF NET PREMIUMS.....................................................
TRANSFERRING YOUR MONEY........................................................
BORROWING YOUR MONEY...........................................................
WITHDRAWING YOUR MONEY.........................................................
DEATH BENEFITS.................................................................
PAYMENT OF POLICY PROCEEDS.....................................................
CHARGES........................................................................
CONTINUATION OF YOUR POLICY....................................................
RIDERS.........................................................................
OTHER INFORMATION ABOUT YOUR POLICY............................................
INFORMATION ABOUT THE INVESTMENT OPTIONS.......................................
VALUATION OF YOUR INVESTMENT...................................................
PERFORMANCE INFORMATION........................................................
VOTING RIGHTS..................................................................
COLUMBUS LIFE INSURANCE COMPANY AND SEPARATE ACCOUNT 1.........................
SERVICE PROVIDERS..............................................................
TAX MATTERS....................................................................
OTHER GENERAL INFORMATION......................................................
SUPPLEMENT A - POLICY ILLUSTRATIONS............................................
SUPPLEMENT B - TABLE OF APPLICABLE DEATH BENEFIT FACTORS.......................
SUPPLEMENT C - TABLE OF COST OF INSURANCE CHARGES..............................
SUPPLEMENT D - TABLE OF SURRENDER TARGET AMOUNT................................
SUPPLEMENT E - CALCULATION OF SURRENDER CHARGES................................
SUPPLEMENT F - CONTINUATION PROVISIONS.........................................
SUPPLEMENT G - VALUATION PROCEDURES............................................
SEPARATE ACCOUNT 1 ANNUAL FINANCIAL STATEMENTS.................................
COLUMBUS LIFE ANNUAL FINANCIAL STATEMENTS......................................
UNAUDITED INTERIM FINANCIAL STATEMENTS - SEPARATE ACCOUNT 1....................
UNAUDITED INTERIM FINANCIAL STATEMENTS - COLUMBUS LIFE.........................
GLOSSARY.......................................................................

                               POLICY AT A GLANCE

The following is a snapshot of the Policy. Please refer to the Policy and the remainder of the Prospectus for further details and other information. See Supplement A for illustrations of how various aspects of the Policy and investment performance can affect your Policy.


PREMIUM PAYMENTS AND WITHDRAWALS
---------------------------------
MINIMUM AMOUNTS
  PREMIUMS Depends on the Insured's issue age, gender and underwriting class, the Specified Amount of insurance coverage and the addition of any riders


  TARGET PREMIUM                         Depends on the Insured's issue age,
                                         gender and underwriting class, the
                                         initial Specified Amount of insurance
                                         coverage, the amount and timing of
                                         any increases in the Specified Amount
                                         of insurance coverage and the
                                         addition of any riders

  WITHDRAWALS                            $500

INSURANCE BENEFITS
------------------
DEATH BENEFITS
  OPTION 1                               Greater of (1) Specified Amount,
                                         less Indebtedness or (2) the applicable
                                         multiple of your Account Value, less
                                         Indebtedness
  OPTION 2                               Greater of (1) Specified Amount, less
                                         Indebtedness plus Account Value or
                                         (2) the applicable multiple of your
                                         Account Value less Indebtedness
MINIMUM ISSUE LIMIT                      $100,000
MINIMUM INCREASE OR DECREASE IN          $25,000, subject to Minimum Issue Limit
                                         restrictions
COVERAGE
RIDERS
  INCLUDED RIDER*                        Accelerated Death Benefit Plus
                                         Accelerated Death Benefit
  OPTIONAL RIDERS                        Additional Life
                                         Accidental Death
                                         Insured Insurability
                                         Disability Credit
                                         Children's Term
                                         Other Insured
                                         Extended Maturity Benefit No. 2
                                         Extended Maturity Benefit No. 3
                                         Extended No-Lapse Guarantee

TRANSFERS
---------
NUMBER OF FREE TRANSFERS                 12 times between Sub-Accounts per
                                         Policy Year or to the Fixed Account
                                         per Policy Year; and 1 time from the
                                         Fixed Account per Policy Year (25%
                                         limitation in the first 4 years)
                                         (restrictions do not apply to transfers
                                         made under the Dollar Cost Averaging
                                         Program)
MINIMUM AMOUNT OF TRANSFER               $250 or the total amount in the
                                         Sub-Accounts, whichever is less

LOANS
-----
LOAN AMOUNT
  MINIMUM                                None
  MAXIMUM                                90% of the Cash Surrender Value, less
                                         any Indebtedness and less the next 2
                                         Monthly Deductions and Monthly Expense
                                         Charges
INTEREST RATE                            4.00% (maximum of 4.00%)





* Where permitted by state law.

POLICY CHARGES AND DEDUCTIONS
-----------------------------
PERCENT OF PREMIUM CHARGES
  PREMIUM EXPENSE CHARGES
     UP TO TARGET PREMIUM                6.50% of premium payments up to Target
                                         Premium (maximum of 7.50%) for a
                                         Coverage Layer in a Coverage Year for
                                         first 12 Coverage Years; 2.50% of
                                         premium payments up to Target Premium
                                         (maximum of 3.50%) for a Coverage Layer
                                         in a Coverage Year after the first 12
                                         Coverage Years
     IN EXCESS OF TARGET PREMIUM         3.25% of premium payments in excess of
                                         Target Premium (maximum of 4.25%) for a
                                         Coverage Layer in a Coverage Year for
                                         first 12 Coverage Years; 1.75% of
                                         premium payments up to Target Premium
                                         (maximum of 2.75%) for a Coverage Layer
                                         in a Coverage Year after the first 12
                                         Coverage Years
  STATE TAX CHARGES                      Varies by state of residence

MONTHLY DEDUCTIONS FROM ACCOUNT VALUE
  COST OF INSURANCE CHARGES              Depends on the Insured's issue age,
                                         gender and underwriting class, your
                                         Account Value, Indebtedness, selected
                                         death benefit option and Specified
                                         Amount, the length of time your Policy
                                         has been in effect and the division of
                                         your Specified Amount between Base
                                         Specified Amount and Additional Life
                                         Rider Specified Amount
  MONTHLY EXPENSE CHARGES
     PER POLICY CHARGE                   $7.50 (maximum of $9.00)
     PER $1,000 CHARGE                   Depends on the Insured's age and
                                         underwriting class at time of issue and
                                         at time of any increase of Base
                                         Specified Amount, the Insured's gender
                                         the Insured's underwriting class and
                                         your Base Specified Amount
     MORTALITY AND EXPENSE RISK CHARGE   0.70% effective annual rate (maximum
                                         of 0.90%)of Account Value less
                                         the value of the Loan Account during
                                         the first 12 policy years; a graduated
                                         reduction in the effective annual
                                         rate ranging from 0.70% to 0.10%
                                         (maximum range of 0.90% to 0.30%)
                                         depending on Account Value less
                                         the value of the Loan Account after the
                                         first 12 policy years
RIDER CHARGES
  ACCELERATED DEATH BENEFIT PLUS         No charge until advance of funds (and
                                         then the only charge is interest on the
                                         advance)
  ACCELERATED DEATH BENEFIT              No charge until advance of funds (and
                                         then the only charge is interest on the
                                         advance)
  ADDITIONAL LIFE                        Changes the cost of insurance charge
                                         rates and alters the per $1,000 charge
                                         and the surrender charge for the
                                         Additional Life Rider Specified
                                         Amount
  ACCIDENTAL DEATH                       Depends on the Insured's Attained Age
                                         and selected Accidental Death Benefit
                                         Amount
  INSURED INSURABILITY                   Depends on the Insured's Attained Age
                                         and selected Insured Insurability
                                         Option Amount
  DISABILITY CREDIT                      Depends on the Insured's Attained Age
                                         and selected Credit Amount
  CHILDREN'S TERM                        Depends on selected Children's Term
                                         Benefit Amounts
  OTHER INSURED                          Depends on each Other Insured's
                                         Attained Age, gender and underwriting
                                         class and
                                         selected Other Insured Benefit Amounts
  EXTENDED MATURITY BENEFIT NO.2
  EXTENDED MATURITY BENEFIT NO.3
  EXTENDED NO-LAPSE GUARANTEE            $0.01 per $1,000 of Specified Amount
                                         and Other Insured Benefits Amount
                                         starting in Policy Year 6

TRANSACTION CHARGES
  TRANSFER CHARGES                       $0 for first 12 transfers among
                                         Sub-Accounts or to the Fixed Account
                                         each Policy Year; $10 for each
                                         additional transfer in a Policy
                                         Year; deducted from Account Value at
                                         time of transfer

  SURRENDER CHARGES                      Applies during the first 12 years since
                                         your Policy Date or since the date of
                                         any increase in Base Specified Amount,
                                         if you surrender your Policy, or if it
                                         terminates at the end of a Grace Period
                                         because no continuation provision
                                         applies and we did not receive
                                         sufficient premium to keep it in
                                         effect. The surrender charge depends on
                                         the length of time from the Policy Date
                                         and the date of any increase in Base
                                         Specified Amount, the Insured's gender,
                                         issue age and underwriting class on the
                                         Policy Date and on the date of any
                                         increase in Base Specified Amount, and
                                         your Base Specified Amount

  WITHDRAWAL FEES                        $50 withdrawal fee for your second and
                                         each additional withdrawal in a Policy
                                         Year

FUND EXPENSES
--------------

                                                                                        TOTAL EXPENSES       TOTAL EXPENSES
                                                                           OTHER         AFTER EXPENSE       BEFORE EXPENSE
                                                        ADVISOR FEES      EXPENSES       REIMBURSEMENT        REIMBURSEMENT
AIM VARIABLE INSURANCE FUNDS, INC.                     -------------     ---------      ---------------     ---------------
  (Advisor--AIM Advisors, Inc.)
  AIM V.I. Growth Fund*                                      0.63%            0.10%         0.73%                0.73%
  AIM V.I. Government Securities Fund*                       0.50%            0.40%         0.90%                0.90%

THE ALGER AMERICAN FUND
  (Advisor--Fred Alger Management, Inc.)
  Alger American Small Capitalization Portfolio*             0.85%            0.05%         0.90%                0.90%
  Alger American Growth Portfolio*                           0.75%            0.04%         0.79%                0.79%

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
  (Advisor--Bankers Trust Company)
  Deutsche VIT Equity 500 Index Fund+                        0.20%            0.10%         0.30%                0.43%(a)

FIDELITY __________________
  (Advisor--_____________)
  New Funds

JANUS ___________________
  (Advisor--____________________)
  New Funds

MFS VARIABLE INSURANCE TRUST
  (Advisor--Massachusetts Financial Services Company)
  MFS VIT Emerging Growth Series*                            0.75%            0.09%         0.84%                0.84%(b)
  MFS VIT Growth with Income Series*                         0.75%            0.13%         0.88%                0.88%(b)

PIMCO VARIABLE INSURANCE TRUST
  (Advisor--Pacific Investment Management Company)
  PIMCO Long-Term U.S. Government Portfolio*                 0.40%            0.25%         0.65%                0.71%(c)

TOUCHSTONE VARIABLE SERIES TRUST
  (Advisor--Touchstone Advisors, Inc.)
  Touchstone Small Cap Value Fund+                           0.80%            0.20%         1.00%                2.03%(d)
  Touchstone Emerging Growth Fund*                           0.80%            0.35%         1.15%                1.42%(d)
  Touchstone International Equity Fund*                      0.95%            0.30%         1.25%                1.84%(d)
  Touchstone High Yield Fund+                                0.60%            0.20%         0.80%                1.53%(d)
  Touchstone Value Plus Fund*                                0.75%            0.40%         1.15%                2.37%(d)
  Touchstone Enhanced 30 Fund+                               0.65%            0.10%         0.75%                1.77%(d)
  Touchstone Balanced Fund*                                  0.80%            0.10%         0.90%                1.35%(d)
  Touchstone Bond Fund+                                      0.55%            0.20%         0.75%                1.07%(d)
  Touchstone Standby Income Fund*                            0.25%            0.25%         0.50%                0.87%(d)


* The fee and expense figures shown for the Fund are based on amounts incurred during the fiscal year ended December 31, 1999.
+ Since the Touchstone Bond Fund, the Touchstone Small Cap Value Fund, the Touchstone High Yield Fund and the Touchstone Enhanced 30 Fund commenced operations in 1999, expenses for these funds are based on estimates.
(a) Bankers Trust Company has agreed to waive its advisory fee and to reimburse the Deutsche VIT Equity 500 Index Fund so that the Fund's total operating expenses will not exceed 0.30%.
(b) The custodian for each of the MFS Funds has agreed to an expense offset arrangement if expenses reach a certain level. The MFS Funds may also have other agreements that reduce the expenses actually paid by the MFS Funds. For example, prior to October 2, 1998, Massachusetts Financial Services Company had agreed to waive certain fees or reimburse the MFS Growth with Income Series so that its expenses did not exceed a specified level.
(c) Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that the total expenses of the PIMCO Long-Term U.S. Government Portfolio would exceed 0.65%.
(d) During 1999, fee waiver and expense reimbursement arrangements had the effect of reducing expenses actually paid by each Touchstone Fund. Touchstone Advisors, Inc. has agreed to waive certain fees or reimburse each Touchstone Fund so that the Fund's total expenses do not exceed the percentage set forth in the "Total Expenses After Expense Reimbursement" column for the Fund. These agreements will remain in place until at least December 31, 2000.

                                     SUMMARY

This summary answers some basic questions about the Policy. Because this is a summary, please read the Policy and the remainder of the Prospectus for more details and other information. If the terms of your Policy differ from the description of the Policy in this Prospectus, you should rely on the terms of your Policy.

WHAT KIND OF LIFE INSURANCE IS THE POLICY?

The Policy is a flexible premium, variable universal life insurance policy. The Policy is called "flexible premium" because you can change the amount and frequency of your premium payments, within certain limits. The Policy is called "variable" life insurance because your Cash Surrender Value and your Death Benefit can vary because your Account Value will vary.

CAN I OBTAIN PERSONALIZED ILLUSTRATIONS DEMONSTRATING HOW THE POLICY MIGHT WORK?

Yes, we will furnish, upon request and free of charge, a personalized illustration reflecting the proposed Insured's issue age, gender and underwriting class. We may charge a reasonable fee for additional illustrations.

HOW DO I PURCHASE A POLICY?

You can apply for a Policy by contacting your insurance agent/financial representative. We will not issue a Policy that insures a person who does not meet our underwriting standards. We will also not issue a Policy that insures a person who will be over 85 years of age on the date the Policy is issued. Insurance coverage under your Policy begins on the effective date of your Policy.

HOW MUCH LIFE INSURANCE CAN I PURCHASE?

The minimum amount of life insurance you must purchase is $100,000. We call this minimum amount of insurance the "Minimum Issue Limit." We call the amount of insurance that you request the "Specified Amount."

You may apply for an increase in your Specified Amount at any time. We will approve a requested increase if the Insured meets our underwriting standards for the requested increase. Generally, the minimum amount of increase we require is $25,000.

You can request a decrease in your Specified Amount at any time after the first Policy Year. We must approve each request. You cannot decrease your Base Specified Amount below the Minimum Issue Limit.

WHAT INSURANCE PROTECTION DOES THE POLICY OFFER?

The Policy provides life insurance on the Insured. We will pay the Beneficiary the Death Proceeds when the Insured dies. The Death Proceeds include the Death Benefit under the Policy plus any insurance provided by riders to the Policy.

The Death Benefit will never be lower than your Specified Amount less any Indebtedness. Depending on the Insured's age and your Account Value, the Death Benefit could be higher than your Specified Amount. The amount of the Death Benefit also depends on the death benefit option you selected. We offer 2 death benefit options--Option 1 and Option 2.

Option 1 emphasizes the potential growth of your Account Value. If you select Option 1, any increase in your Account Value will decrease the risk to us relative to the death benefit we must pay when the Insured dies and will decrease your cost of insurance.

Option 2 emphasizes the potential growth of your Death Benefit. If you select Option 2, any increase in your Account Value will increase the amount of your Death Benefit. Your cost of insurance will be higher under Option 2.

HOW MUCH ARE THE PREMIUM PAYMENTS?

When you purchase your Policy, you tell us how much you plan to pay and how often you plan to pay. This is called your Planned Premium. The amount and frequency of your Planned Premium is shown on your Policy Schedule. Generally, you would continue to make Planned Premium payments until the Insured reaches 100 years of age or dies.

You are not required to make premium payments in set amounts or on a set schedule. You may skip a Planned Premium payment and you may change the amount and frequency of your Planned Premium. You must use this flexibility responsibly to ensure that your insurance coverage continues. You may need to increase your Planned Premium or make additional premium payments to keep your Policy in force.

WHAT CHARGES WILL I PAY UNDER THE POLICY?

We assess charges to support the operation of your Policy and Separate Account 1, such as the premium expense charge, state tax charge, the Monthly Deduction and the Monthly Expense Charge. In addition, we assess administrative fees for processing withdrawals and certain transfers among the Sub-Accounts. We also assess surrender charges if you surrender your Policy within the first 12 years of the Policy or within 12 years following an increase in the Specified Amount. Some charges are deducted from your premium payments and others reduce your Account Value.

WHAT FACTORS AFFECT MY COST OF INSURANCE CHARGES?

Your cost of insurance charges, or Monthly Deduction, will depend on the Insured's issue age, gender and underwriting class, your Account Value, Indebtedness, selected death benefit option and Specified Amount, the length of time your Policy has been in effect and the division of your Specified Amount between Base Specified Amount and Additional Life Rider Specified Amount. The underwriting class depends on the Insured's health, whether the Insured uses tobacco and other factors that we use to determine the insurability of the Insured. The maximum monthly cost of insurance charges will never exceed the guaranteed monthly cost of insurance rates as shown on your Policy Schedule.

WHAT ARE MY INVESTMENT OPTIONS?

You have ___ investment options for your Net Premiums. You may allocate your Net Premiums among the ___ available Sub-Accounts of Separate Account 1 and the Fixed Account. Each Sub-Account invests exclusively in a corresponding Fund of AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), Deutsche Asset Management VIT Funds (Deutsche), ____ (Fidelity), ____ (Janus), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (Touchstone). The Sub-Accounts provide an opportunity for a higher rate of return than the Fixed Account but also expose you to a higher risk of losing money. The Fixed Account provides a guaranteed minimum rate of return.

HOW DO I ALLOCATE MY NET PREMIUMS AMONG INVESTMENT OPTIONS?

You allocate your Net Premiums by specifying on your application the percentage of your Net Premiums you would like us to allocate to each investment option. You may change your allocation instructions at any time by notifying us either by telephone or in writing. When we receive a premium payment from you, we allocate the Net Premiums based on the most recent allocation instructions we have received from you.

HOW WILL MY ACCOUNT VALUE VARY?

Your Account Value will vary on a daily basis to reflect the investment experience of the Sub-Accounts. Your Account Value will also reflect the amount and frequency of premium payments, any withdrawals, any Indebtedness and charges and deductions connected with your Policy. There is no guaranteed minimum Account Value, which means that you bear the entire investment risk that your Account Value could fall to zero.

CAN I TRANSFER MY ACCOUNT VALUE AMONG INVESTMENT OPTIONS?

Yes, you can transfer your Account Value among the Sub-Accounts or from the Sub-Accounts to the Fixed Account up to 12 times per Policy Year without charge. We will charge you $10 for each additional transfer either among the Sub-Accounts or from the Sub-Accounts to the Fixed Account. You are also permitted to make 1 transfer from the Fixed Account per Policy Year without charge. In the first 4 Policy Years, you cannot transfer more than 25% of your money from the Fixed Account in a Policy Year.

HOW DO I ACCESS MY ACCOUNT VALUE?

Generally, you can withdraw from your Policy part of your Cash Surrender Value, less any applicable withdrawal fees, and less any Indebtedness. Withdrawals and related fees will reduce your Account Value. Depending upon your Account Value and death benefit option, a withdrawal may also reduce your Specified Amount. A withdrawal may have tax consequences.

You may also surrender your Policy and withdraw all of your Account Value, less any surrender charges, and less any Indebtedness. We generally assess a surrender charge for a full surrender of your Policy. A full surrender will terminate your Policy. A withdrawal or full surrender of your Policy may have tax consequences.

CAN I BORROW AGAINST MY POLICY?

Yes, you can borrow money from us by using your Policy as the sole collateral for the loan. The most you can borrow against your Policy is 90% of your Cash Surrender Value, less any Indebtedness and less an amount sufficient to cover the next 2 Monthly Deductions and Monthly Expense Charges. The maximum interest rate we charge on loans is 4.00%. A loan, whether repaid or not, will have a permanent negative effect on the Death Benefit and Account Value of your Policy.

WHAT OPTIONAL INSURANCE BENEFITS MAY I PURCHASE?

There are a number of optional insurance benefits that may be available to you. Among them are:

     o Additional Life Rider -- designed to provide additional, low cost, permanent insurance coverage on the life of the Insured

     o Accidental Death Rider -- designed to provide additional insurance coverage if the Insured's death occurs accidentally rather than by natural means

     o Insured Insurability Rider -- designed to provide the option to purchase additional insurance coverage without evidence of insurability at certain ages and under certain circumstances

     o Disability Credit Rider -- designed to credit a selected premium to the Policy in the event you become disabled

     o Extended Maturity Benefit Rider No. 2 and No. 3 -- designed to keep your Policy in force if you live past age 100

     o Extended No-Lapse Guarantee Rider -- designed to keep your Policy in force regardless of the performance of your selected investment options

Each rider provides a valuable benefit, but each rider has a cost and/or trade-off in terms of the availability of other riders. Each rider should be considered in light of its potential benefits and potential costs.

WHAT WILL CAUSE THE POLICY TO LAPSE WITHOUT VALUE?

Your Policy will lapse if your Net Cash Surrender Value is insufficient to pay the Monthly Deduction and Monthly Expense Charge, the continuation provision does not apply and we do not receive sufficient premium payments from you during the Grace Period. If the Policy lapses, you will not receive any money from us because the Net Cash Surrender Value will have been reduced to zero.

WILL MY DEATH BENEFIT AND ACCOUNT VALUE BE TAXED?

The Policy is intended to meet the definition of a "life insurance contract" under federal tax law. Therefore, the Death Proceeds should be fully excludable from the Beneficiary's gross income. In addition, any earnings on your investment in the Sub-Accounts should not be taxable to you while the Policy is in effect unless you withdraw some of your Account Value or surrender your Policy. Under certain circumstances, a loan may be treated as taxable income. We do not intend for this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy.

DO I HAVE A "FREE LOOK" RIGHT TO EXAMINE THE POLICY?

Yes, you may cancel the Policy within 10 days after receiving it, or such longer period as state law may require. If you cancel your Policy during the free look period, we generally will refund to you (1) the amount of your premiums allocated to the Fixed Account, plus (2) the value of your investments in the Sub-Accounts as calculated on the date your notice of cancellation is received by us or your insurance agent/financial representative, plus (3) any charges attributable to your Net Premiums allocated to the Sub-Accounts.

                             PURCHASING YOUR POLICY

To obtain an application to purchase a Policy, please contact your insurance agent/financial representative.

ELIGIBLE PURCHASERS

You can apply for a Policy if:

     o   You live in a state where we can issue a Policy.
     o   You are of legal age.

Your application will be processed through our underwriting process, which may require the proposed Insured to have a medical exam. Any premium payment received by us from you before we have completed the underwriting process will be held by us in escrow. After we complete the underwriting process, we will notify you of our decision regarding your application. If we approve your application, the insurance coverage provided by your Policy will begin on the effective date of your Policy. The effective date of your Policy will be the later of

o The date we complete the underwriting process and approve your application; or
o The date we receive the required minimum initial premium payment.

We will allocate your initial Net Premiums to your selected investment options on the effective date of your Policy. We will send you a confirmation statement indicating that your initial Net Premiums have been allocated and your Policy is effective.

Even if you live in a state where we can issue a Policy, we will not issue a Policy that insures a person who will be over 85 years of age on the date the Policy is issued. We will also not issue a Policy that insures a person who does not meet our underwriting standards. If we do not issue a Policy to you, we will return any premium payments made by you and received by us.

SPECIFIED AMOUNT AND MINIMUM ISSUE LIMIT

If you meet our underwriting standards, you may purchase a Policy with a Base Specified Amount as low as the Minimum Issue Limit. The Minimum Issue Limit for a Policy is $100,000. If you purchase a Policy with a Base Specified Amount equal to or near the Minimum Issue Limit, you might not be able to

 o   Make withdrawals
 o   Reduce your Specified Amount
 o   Change your death benefit option

You should consider these limitations before you purchase a Policy with a Base Specified Amount at or near the Minimum Issue Limit. You should discuss the Specified Amount for your Policy with your insurance agent/financial representative before purchasing a Policy.

If you do not purchase the Additional Life Rider, your Base Specified Amount and your Specified Amount will be the same. However, if you do purchase the Additional Life Rider, your total Specified Amount will be divided between the Base Specified Amount of the Policy and the Additional Life Rider Specified Amount for the Additional Life Rider. The minimum initial Additional Life Rider Specified Amount you may purchase is $25,000. As a result, if you also purchase the Additional Life Rider, your initial Specified Amount must be at least $125,000 (i.e., $100,000 + $25,000).

10-DAY REVIEW PERIOD

You have 10 days to review your Policy after you receive it. This 10-day review period is called the free look period. The state where you live may require us to give you a longer free look period.

If you are not satisfied with the Policy, you can cancel it during the free look period. To cancel your Policy, you must return it either to us at Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850, or to the insurance agent/financial representative, who sold you the Policy within 10 days after you receive it. If you cancel the Policy during the free look period, we will refund to you:

 o   The amount of your premiums allocated to the Fixed Account, plus
 o The value of your investments in the Sub-Accounts as calculated on the date your notice of cancellation is received by us or your insurance agent/financial representative, plus
 o   Any charges attributable to your Net Premium allocated to the Sub-Accounts.

However, some state laws may require us to refund your total premium payments.

                                PREMIUM PAYMENTS

Premium payments are payments that you make to purchase and maintain your Policy. You can vary the amount and frequency of your premium payments. The amount and frequency of your premium payments will affect your Account Value and the duration of insurance coverage under your Policy. We reserve the right to reject any premium payment if, in our opinion, accepting the payment would mean the Policy would not qualify as life insurance under federal tax laws.

Your initial premium payment must equal at least 1/12th of the minimum annual premium for the Five-Year No-Lapse Guarantee. Your initial premium payment may be given to your insurance agent/financial representative. You should send your subsequent premium payments to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850.

Generally, each premium payment must be at least $50.

You can make premium payments through automatic or scheduled installment payments, such as pre-authorized checking account deductions. If you use one of these methods to make premium payments, we will accept premium payments in amounts less than $50.

Federal tax law may limit your ability to make certain large premium payments. We will monitor your premium payments to be sure that you do not exceed the permitted amounts or inadvertently incur any tax penalties due to excess premium payments.

PLANNED PREMIUMS

When you purchase your Policy, you tell us how much you plan to pay and how often you plan to pay. This is called your Planned Premium. The amount and frequency of your Planned Premium is shown on your Policy Schedule. Generally, you would continue to make Planned Premium payments until the Policy Anniversary after the Insured reaches 100 years of age or dies. You are not required to make a Planned Premium payment, but making Planned Premium payments increases the likelihood that your insurance coverage under the Policy will continue.

You are not required to make premium payments in set amounts or on a set schedule. You may find this flexibility attractive, but you are responsible for making sufficient premium payments to ensure that your Policy continues.

Generally, your Policy continues so long as your Net Cash Surrender Value is equal to or more than the Monthly Deduction plus the Monthly Expense Charge. Your Net Cash Surrender Value will fluctuate depending on various factors including the amount of your premium payments. Making Planned Premium payments increases the likelihood that your Net Cash Surrender Value will be sufficient to continue your Policy. If you skip a Planned Premium payment or you stop making Planned Premium payments, it is more likely that your Net Cash Surrender Value will be insufficient to continue your Policy.

Making Planned Premium payments does not guarantee that your Policy will continue. Because your Net Cash Surrender Value is affected by other factors, such as the investment return of your

Policy, the charges related to your Policy, and the amount of loans and withdrawals you have made, your Planned Premium payments may not be enough to keep your Policy in force. You may need to increase your Planned Premium or make additional premium payments to keep your Policy in force. We will monitor your Policy and notify you if your Net Cash Surrender Value is no longer sufficient to maintain your Policy. Also, each year we will send you a report that includes a projection, which is based upon certain assumptions, that will indicate whether or not your Planned Premium is likely to be sufficient to keep your Policy in force for the upcoming year.

An illustration is a useful tool for estimating, by assuming one or more hypothetical investment returns, whether a given Planned Premium is likely to achieve the goals you have set for your Policy. An illustration is available upon request and free of charge.

More information about the continuation of your Policy, including a provision of your Policy that guarantees continued coverage for the five-year period beginning on the Policy Date, is located on page ___ of this Prospectus. You may be able to purchase a rider that will extend this guarantee of continued coverage for longer periods of time.

CHANGING YOUR PLANNED PREMIUM

Planned Premium Changes by Phone. You can change the amount or frequency of your Planned Premium over the phone by following these steps:

STEP 1: Fill out either the telephone authorization part of the application or a Telephone Access Authorization Form. You can get a copy of this form by contacting the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You must complete and return one of these authorizations before you can call to change your Planned Premium.

STEP 2: Call the Columbus Life Variable Service Center at 800.677.9595 between 8:00 a.m. and 4:00 p.m. Eastern Time.

Give the representative the following information:

     o   Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o   Your new Planned Premium information

Planned Premium Changes in Writing. You can also change the amount or frequency of your Planned Premium by writing to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o   Your new Planned Premium information
     o   Your signature

SKIPPING PLANNED PREMIUM PAYMENTS

You can skip Planned Premium payments and your Policy will continue to be effective if the Net Cash Surrender Value of your Policy is sufficient to pay the Monthly Deduction and the Monthly Expense Charge on the next Monthly Anniversary Day or the continuation provision described on page ___ is applicable. If not, your Policy may terminate.

INVESTOR ALERT

  o Your Net Cash Surrender Value is affected by various factors, including the investment performance of the investment options you select. Therefore, it is possible that, due to poor investment performance, your Net Cash Surrender Value will not be sufficient to continue coverage under your Policy even if you have paid your Planned Premiums.
  o Skipped premium payments, withdrawals and loans will reduce your Net Cash Surrender Value and may prevent you from meeting the conditions required to continue coverage under your Policy.
  o Because of the relative size of the minimum annual premium for the Five-Year No-Lapse Guarantee and the surrender charges, your Net
       Cash Surrender Value may be zero for up to 5 years if you pay only that minimum annual premium. In addition, you may have to make an additional premium payment at the end of the first 5 years in order to continue coverage under your Policy. If you can only make the minimum annual premium payments, this type of policy may not be appropriate for you.

TARGET PREMIUMS

Each Coverage Layer of your Policy is assigned a Target Premium for each Coverage Year. The Target Premium for each Coverage Layer is shown on your Policy Schedule. We use the Target Premium to determine the rate of the premium expense charge. We also use the Target Premium to determine the portion of a premium payment on which we assess the premium expense charge at the base rate and the portion that assess the premium expense charge at the excess rate, which is lower.

INVESTOR ALERT

   o Attempting to structure the time and amount of premium payments to reduce the potential premium expense charge may increase your risk that your Policy will lapse.

                           ALLOCATION OF NET PREMIUMS

INVESTMENT OPTIONS

You decide how to allocate your Net Premiums by selecting from the following investment options:

 SUB-ACCOUNTS

o    AIM V.I. Growth
o    AIM V.I. Government Securities
o    Alger American Small Capitalization
o    Alger American Growth
o    Deutsche VIT Equity 500 Index
o    FIDELITY
o    JANUS
o    MFS VIT Emerging Growth
o    MFS VIT Growth with Income
o    PIMCO Long-Term U.S. Government
o    Touchstone Small Cap Value
o    Touchstone Emerging Growth
o    Touchstone International Equity
o    Touchstone High Yield
o    Touchstone Value Plus
o    Touchstone Enhanced 30
o    Touchstone Balanced
o    Touchstone Bond
o    Touchstone Standby Income

     FIXED ACCOUNT

--------------------------------------------------------------------------------
You should review your selected investment options and allocations periodically to determine if they are appropriate considering market conditions and your financial objectives.
--------------------------------------------------------------------------------

ALLOCATION OF NET PREMIUMS

Your initial allocation instructions are included in your application and are shown on your Policy Schedule. You can change your allocation instructions by contacting us either by phone or in writing. If we receive a premium payment from you, we allocate your Net Premiums based on the most recent allocation instructions we have received from you.

The following guidelines apply to the allocation of your Net Premiums:

     o Allocate at least 1% of your Net Premiums to each investment option you choose.

     o Use whole percentages. For example, you can allocate 33% or 34% to an investment option, not 33 1/3%.
     o Make sure your percentages total 100%.

Allocation Changes by Phone. You can change the allocation of your future Net Premiums over the phone by following these steps:

STEP 1: Fill out either the telephone authorization part of the application or a Telephone Access Authorization Form. You can get a copy of this form by contacting the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You must complete and return one of these authorizations before you can call to change your allocations over the phone.

STEP 2: Call the Columbus Life Variable Service Center at 800.677.9595 between 8:00 a.m. and 4:00 p.m. Eastern Time.

Give the representative the following information:

     o    Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o    Your allocation instructions

Allocation Changes in Writing. You can also change the allocation of your future Net Premiums by writing to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o    Your allocation instructions
     o    Your signature

Third Party Authorizations. You can authorize a third party to allocate your Net Premiums. To do so, you must complete the appropriate authorization forms. Contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 at 800-677-9595 for additional information.

INVESTOR ALERT

     o There is no guaranteed minimum value for amounts allocated to the Sub-Accounts. This means that you bear the entire investment risk that your investment in a Sub-Account could fall to zero.

                             TRANSFERRING YOUR MONEY

After your free look period, you can transfer money from one investment option to another. You can make transfers by phone or in writing.

The following guidelines apply to transfers other than dollar cost averaging transfers:

     o Each transfer must be at least $250 or the total value of the Sub-Accounts, if less than $250.
     o The allocation to each investment option must be at least 1% of the total transfer amount.
     o You can transfer money among the Sub-Accounts or from the Sub-Accounts TO the Fixed Account up to 12 times in a Policy Year without charge. You will be charged $10 per transfer for each additional transfer in a Policy Year.
     o You can transfer FROM the Fixed Account to the Sub-Accounts only once each Policy Year. During the first 4 Policy Years, you can transfer up to 25% of your money from the Fixed Account in a Policy Year. After your 4th Policy Year, you can transfer all of your money from the Fixed Account at any time.

All transfers requested on the same day will be considered a single transfer for purposes of these guidelines and charges.

Transfers by Phone. You can transfer your money by calling us and following these steps:

STEP 1: Fill out either the telephone authorization part of the application or a Telephone Access Authorization Form. You can get a copy of this form by contacting the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You must complete and return one of these authorizations before you can call to transfer your money.

STEP 2: Call the Columbus Life Variable Service Center at 800.677.9595 between 8:00 a.m. and 4:00 p.m. Eastern Time.

Give the representative the following information:

     o    Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o    Your transfer instructions

Transfers in Writing. You can also transfer your money by writing to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o    Your transfer instructions
     o    Your signature

Third Party Authorizations. You can authorize a third party to transfer your money for you. To do so, you must complete the appropriate authorization forms. Contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 at 800-677-9595 for additional information.

DOLLAR COST AVERAGING PROGRAM

Dollar cost averaging is a method of investing equal amounts of money at regular intervals. Dollar cost averaging allows you to purchase more when prices are low and less when prices are high. For dollar cost averaging to be effective, you should continue to invest during both market ups and downs. You should also consider your financial ability to maintain a consistent level of investment over time.

The Dollar Cost Averaging Program allows you to transfer amounts at regular intervals from a Sub-Account we designate for this purpose or the Fixed Account to the other Sub-Accounts. You can make the following transfers:

     o A specific dollar amount
     o A specific percentage of your money in the Sub-Account we designate for this purpose or the Fixed Account o Earnings in the Sub-Account we designate for this purpose or the Fixed Account

You select the number and frequency of your transfers in the Dollar Cost Averaging Program. We will transfer the money on your Monthly Anniversary Day.

The following guidelines apply to dollar cost averaging transfers:

     o Dollar cost averaging transfers must continue for at least 12 months.
     o Each transfer must be at least $100.
     o The allocation to each Sub-Account must be at least 1% of the transfer amount.

To set up dollar cost averaging transfers, contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 at 800.677.9595. We currently do not charge a fee for this service. However, we may charge a fee in the future for your transfers in the Dollar Cost Averaging Program.

Dollar cost averaging transfers will stop if we complete the number of transfers you requested, you ask us to stop after using the program for 12 months, you do not have enough money in your accounts to complete the transfer, or we discontinue the program. If we discontinue the program, you will be allowed to complete the number of transfers you previously requested.

                              BORROWING YOUR MONEY

Your Policy is designed to provide insurance coverage and to help you achieve your long-term financial goals. However, there may be times when you need to borrow money against your Policy.

LOANS

You can borrow money against your Policy. We calculate the maximum loan amount using the following procedure:

     o We determine 90% of your Cash Surrender Value.
     o We subtract any outstanding Indebtedness.
     o We determine and subtract the next 2 Monthly Deductions and Monthly Expense Charges.

COLLATERAL FOR LOANS

If you borrow money against your Policy, generally we will transfer the same amount of money to your Loan Account. The money in your Loan Account is collateral for your loan. We transfer money on a pro-rata basis from each of your investment options. For example, if you have 25% of your money in the Touchstone High Yield Sub-Account and 75% of your money in the Touchstone Enhanced 30 Sub-Account and you borrow $2,000, we will transfer $500 from the Touchstone High Yield Sub-Account (25% of $2,000) and $1,500 from the Touchstone Enhanced 30 Sub-Account (75% of $2,000) to your Loan Account.

We pay interest on your Loan Account. The minimum interest we pay is 3.00% annually.

INTEREST ON BORROWED AMOUNTS

We charge interest on the amounts you borrow at the current rate. We may change the interest rate at any time, but the interest rate will never be greater than the maximum interest rate that is listed on your Policy Schedule.

Interest is due on each Policy Anniversary and on the date the loan is repaid. If you do not pay the interest when it is due, we will treat it as an additional loan.

INVESTOR ALERT

Any loan, even if you repay the loan, will generally have a permanent negative effect on the Death Benefit and Account Value because:

     o Loan amounts will not be available for investment in the Sub-Accounts or Fixed Account.
     o Interest charged on borrowed amounts may be treated as an additional loan.

     o Outstanding Indebtedness is subtracted to determine your Death Benefit.

LOAN REPAYMENTS

You can repay all or part of your loan at any time while the Insured is living. When you make a payment towards the principal amount of your loan, we transfer the amount of the loan payment from your Loan Account back to your investment options on a pro-rata basis according to your allocation instructions at that time.

If you do not repay the loan before the Insured dies, we will deduct the Indebtedness when determining your Death Benefit. If you do not repay the loan before you surrender your Policy, we will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.

INVESTOR ALERT

     o You must specifically designate a payment as a loan repayment or we will treat it as an additional premium payment instead.

CANCELLATION BASED ON INDEBTEDNESS

If the Indebtedness exceeds the Cash Surrender Value less the Monthly Deduction and Monthly Expense Charge for the current month, we can terminate your Policy. We will tell you that we intend to terminate your Policy by mailing a notice to you at least 31 days before we terminate your Policy. The notice will tell you the minimum amount that you must pay to keep your Policy in effect. We will mail the notice to your address as shown on our records. If our records indicate that someone holds your Policy as collateral, we will also mail a copy of the notice to that person's address as shown on our records.

                             WITHDRAWING YOUR MONEY

There may be times when you need to withdraw money from or cancel your Policy. If you cancel your Policy, you may have to pay a surrender charge. Surrender charges are explained on page ___.

WITHDRAWALS

After you have owned your Policy for one year, you may withdraw a portion of your money from your Policy by sending written instructions to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. For help with a withdrawal, please call the Columbus Life Variable Service Center at 800.677.9595.

The following guidelines apply to withdrawals:

o You must include your Policy number or other information that identifies your Policy and the amount to be withdrawn on your instructions.
o    Each withdrawal must be at least $500.
o No withdrawal may be made that would reduce your Net Cash Surrender Value below $250.
o You can make one withdrawal in a Policy Year without paying a withdrawal fee. You will be charged a fee of $50 per withdrawal for each additional withdrawal in that Policy Year.
o If you have death benefit option 1, we will reduce the Specified Amount by the amount necessary to keep your Death Benefit less your Account Value the same both before and after the withdrawal. (If you have also purchased the Additional Life Rider, for any reduction in your Specified Amount, you will keep the same proportion of Base Specified Amount and Additional Life Rider Specified Amount.)
o The amount of your withdrawal if you have death benefit Option 1 may be limited because your Base Specified Amount cannot be reduced to less than the Minimum Issue Limit by a withdrawal. As a result, if your Base Specified Amount is equal to the Minimum Issue Limit for your Policy, you will not be able to make withdrawals.

PROCESSING WITHDRAWALS

When we process your withdrawal, we will deduct the amount withdrawn plus any withdrawal fees from your Account Value. We withdraw money from each of your investment options on a pro-rata basis.

PAYMENT ON WITHDRAWALS

We will generally send payments to you within 7 days of the date we process your request. We may delay calculating the amount of payment from a Sub-Account or sending a payment from a Sub-Account for any of the following reasons:

o You have made a premium payment by check that has not cleared the banking system.
o The New York Stock Exchange is closed on a day that it normally would be open.
o    Trading on the New York Stock Exchange is restricted.

o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.
o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for your protection.

As required by most states, we reserve the right to delay payments from the Fixed Account for up to 6 months. We do not expect to delay payments from the Fixed Account and we will notify you if there will be a delay.

CANCELING YOUR POLICY

You can cancel your Policy at any time. When you cancel your Policy, we pay you the Net Cash Surrender Value. This payment terminates your Policy and our obligations under the Policy.

The Net Cash Surrender Value will equal your Account Value, less any Indebtedness and any applicable surrender charge. Because investment performance, Monthly Deductions and Monthly Expense Charges affect your Account Value, loan activity affects your Indebtedness and a surrender charge may apply, the Net Cash Surrender Value may be much less than the total of your premium payments.

To cancel your Policy, send written instructions to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Include your Policy number or other information that identifies your Policy and your signature in your instructions. For assistance, please call the Columbus Life Variable Service Center at 800.677.9595.

                                 DEATH BENEFITS

DEATH BENEFIT OPTIONS

Your Death Benefit depends on the death benefit option you select. When you complete your application, you select one of 2 death benefit options (Option 1 or Option 2).

OPTION 1

         WHAT YOUR BENEFICIARY RECEIVES

         The Death Benefit will equal the greater of the following amounts:

     o   The Specified Amount, less any Indebtedness
     o The Account Value multiplied by the Applicable Death Benefit Factor (see Supplement B), less any Indebtedness

         We calculate these amounts as of the date of the Insured's death.

         WHY SELECT THIS OPTION

         Option 1 emphasizes the potential growth of your Account Value. Under Option 1, any increase in your Account Value will decrease the risk to us relative to the Death Benefit we must pay when the Insured dies. As a result, all other things being equal, you will pay less in cost of insurance charges under Option 1 for the same Specified Amount than you would under Option 2. These lower charges may allow your Account Value to grow faster.

         EXAMPLE

         Facts:
     o The Insured is less than 40 years old (Applicable Death Benefit Factor =2.50).
     o   Your Policy's Specified Amount is $100,000.
     o   You have never borrowed money from your Policy.
     o   Your Account Value is $25,000.

         Under Option 1, your Death Benefit would be the greater of $100,000 and $62,500 ($25,000 multiplied by 2.50). Therefore, your Death Benefit would be $100,000.

OPTION 2

         WHAT YOUR BENEFICIARY RECEIVES

         The Death Benefit will equal the greater of the following amounts:

     o   The Specified Amount plus the Account Value, less any Indebtedness

     o The Account Value multiplied by the Applicable Death Benefit Factor (see Supplement B), less any Indebtedness

         We calculate these amounts as of the date of the Insured's death.

         WHY SELECT THIS OPTION

         Option 2 emphasizes the potential growth of your Death Benefit. Under Option 2, any increase in your Account Value will increase the amount of your Death Benefit. As a result, all other things being equal, your Death Benefit under Option 2 will generally be greater than under Option 1 for the same Specified Amount. However, you will pay more in cost of insurance charges under Option 2 for the same Specified Amount than you would under Option 1.

         EXAMPLE

         Facts:
     o The Insured is less than 40 years old (Applicable Death Benefit Factor =2.50).
     o   Your Policy's Specified Amount is $100,000.
     o   You have never borrowed money from your Policy.
     o   Your Account Value is $25,000.

         Under Option 2, your Death Benefit would be the greater of $125,000 ($100,000 plus $25,000) and $62,500 ($25,000 multiplied by 2.50).
         Therefore, your Death Benefit would be $125,000.

CHANGING YOUR DEATH BENEFIT OPTION

After you have owned your Policy for one year, you may change your death benefit option by sending written notice to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. If you change your death benefit option, your Specified Amount will also change unless you elect to keep the same Specified Amount. (If you have also purchased the Additional Life Rider, for any change in your Specified Amount, you will keep the same proportion of Base Specified Amount and Additional Life Rider Specified Amount.) The change in Specified Amount insures that your Death Benefit will be the same both before and after the change. Also, a change in death benefit option will generally affect your cost of insurance charges. If you change your death benefit option, we will automatically make any other changes necessary to preserve the status of the Policy as life insurance under the federal tax laws. We must approve any changes in your death benefit option. Changes in your death benefit option are effective on the first Monthly Anniversary Day after we approve your request. We will send you an amended Policy Schedule.

         CHANGING FROM OPTION 1 TO OPTION 2

         If you change from Option 1 to Option 2, your previous Specified Amount will be reduced by the amount, if any, needed to keep the Death Benefit the same both before and after the change. We will not allow this change if it causes the new Specified Amount to fall below the Minimum Issue Limit shown on your Policy Schedule.

         If you elect to keep the same Specified Amount as before, you must provide us with proof of insurability satisfactory to us.

         CHANGING FROM OPTION 2 TO OPTION 1

         If you change from Option 2 to Option 1, your previous Specified Amount will be increased by the amount, if any, needed to keep the Death Benefit the same both before and after the change.

CHANGING YOUR SPECIFIED AMOUNT

You may ask to change your Specified Amount by sending a written request to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. You may change the Specified Amount of your Policy without changing your death benefit option. The Specified Amount must be increased or decreased by at least $25,000. (If you have also purchased the Additional Life Rider, for any change in your Specified Amount, you will keep the same proportion of Base Specified Amount and Additional Life Rider Specified Amount.)

         INCREASING THE SPECIFIED AMOUNT

         You may apply for an increase in your Specified Amount on a supplemental application. Before the increase is effective, we will require proof of insurability satisfactory to us. Any approved increase will be effective as of the date shown on the amended Policy Schedule.

         DECREASING THE SPECIFIED AMOUNT

         You may request a decrease in your Specified Amount at any time after you have owned the Policy for one year. Only your written request is needed to decrease your Specified Amount. However, you may not decrease your Base Specified Amount below the Minimum Issue Limit shown on your Policy Schedule. We may also limit the amount of the decrease in order to preserve the tax status of your Policy as life insurance.

         A decrease in your Specified Amount will be applied in the following order:

         (1) We will reduce the most recent increase in your Specified Amount, if any.
         (2) We will then reduce the next most recent increase in your Specified Amount, if any.
         (3) We will continue reducing any increase in your Specified Amount until it has been reduced to your initial Specified Amount.
         (4) Finally, any remaining decreases will reduce your initial Specified Amount.

                           PAYMENT OF POLICY PROCEEDS

POLICY PROCEEDS

We will pay the proceeds of this Policy in an lump sum or under one of the Income Plans. We will generally pay one of 2 types of proceeds--Death Proceeds or Net Cash Surrender Value proceeds. Proceeds applied under one of the Income Plans no longer vary with the investment experience of the Sub-Accounts.

Proceeds                                Death Proceeds                            Net Cash Surrender Value
                                        --------------                            ------------------------
When Paid?               o    Upon the death of the Insured.             o   Upon any cancellation of the Policy
                                                                             during the lifetime of the Insured.

Who Receives Payments    o    The Beneficiaries receive the              o   You receive the payments.
or Who are the Payees?        payments.
                         o    If there are no surviving Beneficiaries, the
                              Contingent Beneficiaries who are still alive
                              receive the payments.
                         o    If there are no surviving Beneficiaries or
                              Contingent Beneficiaries, you or your estate
                              receive the payments.

Amount of Proceeds?      o    The proceeds equal your Death               o  The proceeds equal your Account
                              Benefit plus any insurance on the life         Value less any applicable Surrender
                              of the Insured provided by riders, other       Charges and less any Indebtedness on
                              than the Additional Life Rider                 the date of cancellation.
                         o    We will also pay you interest on            o  We will also pay you interest on
                              the proceeds at not less than the rate         the proceeds at not less that the rate
                              required by law for the time between           required by law for the time between
                              the date of the Insured's death to the         the date the Policy is cancelled to the
                              date of the lump-sum payment or the            date of the lump-sum payment or the
                              date on which we apply the proceeds to         date on which we apply the proceeds to
                              the selected Income Plan.                      the selected Income Plan.
                         o    If the Insured dies during a Grace
                              Period, we will reduce the proceeds
                              by the amount of any unpaid charges,
                              but not by more than 3 times the sum of
                              the Monthly Deduction and the Monthly
                              Expense Charge.

How to Claim Proceeds?   o    The Beneficiary must contact us for         o  You must write to us and tell us
                              instructions and provide proof of the          that you want to cancel your Policy.
                              Insured's death.                            o  We may request other information
                         o    We may request other information               before we pay the proceeds.
                              before we pay the proceeds.

SELECTING AN INCOME PLAN

While the Insured is alive, you may select an Income Plan under which we will pay the proceeds of your Policy. If the Insured dies and you have not selected an Income Plan, the Beneficiary may select an Income Plan. If you have selected an Income Plan before the Insured's death, the Beneficiary may not change the Income Plan after the Insured's death.

We will send you a separate written agreement putting the selected Income Plan into effect. One of the following Income Plans may be selected:

 INCOME PLAN 1                  o   Payments for Fixed Period - we make monthly payments for a fixed number of years.
 INCOME PLAN 2                  o   Payments for Life--Guaranteed Period - we make monthly payments for a guaranteed period or the life of the Insured, whichever is longer.
 INCOME PLAN 3                  o   Payments of a Fixed Amount - we make monthly payments of a fixed amount until an amount equal to the proceeds plus accrued interest has been paid.
 INCOME PLAN 4                  o   Life Annuity--No Guaranteed Period - we make monthly payments for the life of the Payee.
 INCOME PLAN 5                  o   Joint and Survivor - we make monthly payments as long as one of the two designated Payees is alive.

In addition to these Income Plans, other Income Plans may be available in the future or upon request.

If you or the Beneficiary do not select an Income Plan, we will make a lump-sum payment of the proceeds. We generally make this lump-sum payment to a special account retained by us. We provide the Beneficiary with a checkbook to access these funds from that special account.

The Income Plan selected and the time when the Income Plan is selected can affect the tax consequences to you or the Beneficiary. You should consult your tax advisor before selecting an Income Plan.

SUMMARY OF INCOME PLANS

In the following summaries of the Income Plans, we use Payee to mean the person who actually receives the payment of proceeds from us. Depending upon the circumstances, the Payee might mean you, the Beneficiary, the Contingent Beneficiary, your estate or another designated person. The total amount to be applied under an Income Plan includes both the proceeds and any interest we have paid on the proceeds.

         INCOME PLAN 1
         (PAYMENTS FOR FIXED PERIOD)

         We will pay the proceeds in equal monthly installments for a fixed period of time, up to a maximum of 30 years. The installment payments will remain the same throughout the period of years selected.

         The amount of the monthly installment payment will depend on the following:
           o The total amount to be applied under this Income Plan
           o The number of years selected for installment payments

         INCOME PLAN 2
         (PAYMENTS FOR LIFE--GUARANTEED PERIOD)

         You select a guaranteed payment period of 10 or 20 years. We will make equal monthly payments for the selected guaranteed period or the life of the Payee, whichever is longer. Before we make a payment, we may require proof that the Payee is alive at the time a payment is due.

         The amount of the monthly installment payment will depend on the following:
           o The total amount to be applied under this Income Plan
           o The gender of the Payee
           o The age of the Payee on the effective date of this Income Plan
           o The selected guaranteed period

         INCOME PLAN 3
         (PAYMENTS OF A FIXED AMOUNT)

         We will pay the proceeds in equal monthly installment payments. You select the amount of the monthly installment payment, which must be at least $5 for every $1,000 of proceeds. For example, if the proceeds are $60,000, the minimum monthly installment payment is $300 ($5 x 60). The monthly installment payment will remain the same until the total amount to be applied under this Income Plan is paid. The last payment will be for the balance only. All monthly installment payments must be made in 30 years or less.

         INCOME PLAN 4
         (LIFE ANNUITY--NO GUARANTEED PERIOD)

         We will make equal monthly payments as long as the Payee is alive. WHEN THE PAYEE DIES, WE WILL STOP MAKING PAYMENTS, EVEN IF WE HAVE ONLY MADE ONE PAYMENT. Before we make a payment, we may require proof that the Payee is alive at the time a payment is due.

         The amount of the monthly installment payment will depend on the following:
           o The total amount to be applied under this Income Plan
           o The gender of the Payee

           o The age of the Payee on the effective date of this Income Plan

         INCOME PLAN 5
         (JOINT AND SURVIVOR)

         You can select this Income Plan only if 2 persons are named as Payees. We will make monthly payments to the Payee or Payees as long as at least one Payee is alive. Before we make a payment, we may require proof that at least one of the Payees is alive at the time the payment is due.

         The amount of the monthly installment payment will depend on the following:
           o The total amount to be applied under this Income Plan
           o The gender of each of the Payees
           o The age of each of the Payees on the effective date of this Income Plan

                                     CHARGES

PREMIUM EXPENSE CHARGE

The premium expense charge partially covers our distribution expenses and federal DAC taxes associated with the Policy. We deduct the premium expense charge from each premium payment that we receive from you before we allocate the Net Premiums to your investment options.

The premium expense charge that you pay to us depends on the Coverage Year for each Coverage Layer. We allocate premium payments to each Coverage Layer in the same proportion that the Target Premium for a Coverage Layer bears to the total Target Premium for a Coverage Layer bears to the total Target Premiums for all Coverage Layers. The premium expense charge rate that you pay for each Coverage Layer depends on the following:

o The total amount of premium payments allocated to that Coverage Layer in each Coverage Year and
o Whether the total amount of premium payments allocated to that Coverage Layer in that Coverage Year is more than or less than the Target Premium for that Coverage Layer.

If the premium payments allocated to a Coverage Layer in a Coverage Year are more than the Target Premium for that Coverage Layer, we assess a lower premium expense charge rate on the excess premium payments. The total premium expense charge that you pay on a specific premium payment is the sum of the premium expense charges that we calculate for each Coverage Layer. The maximum premium expense charge for a Coverage Layer is 7.50% of the part of the premium payment allocated to that Coverage Layer. The table below describes the current and maximum premium expense charge rate that we charge

---------------------------------------------------------    ---------------------------------------------------------
          CURRENT PREMIUM EXPENSE CHARGE RATES                         MAXIMUM PREMIUM EXPENSE CHARGE RATES

---------------------------------------------------------    ---------------------------------------------------------
 COVERAGE             UP TO             IN EXCESS OF          COVERAGE           UP TO              IN EXCESS OF
   YEAR           TARGET PREMIUM       TARGET PREMIUM           YEAR         TARGET PREMIUM        TARGET PREMIUM
   -----          -------------        --------------          -----         --------------        ---------------
     1-12              6.50%                3.25%               1-12              7.50%                 4.25%
     13+               2.50%                1.75%                13+              3.50%                 2.75%
--------------- -------------------- --------------------    ------------ --------------------- ----------------------

At our option, we may charge an amount different than the current rates shown above. However, the premium expense charge rate is guaranteed to be no more than the maximum shown above.

STATE TAX CHARGE

The state tax charge covers state taxes on insurance premiums. We will deduct the state tax charge from each premium payment that we receive from you before we allocate the Net Premiums to your investment options.

MONTHLY DEDUCTION AND MONTHLY EXPENSE CHARGE

The Monthly Deduction includes the cost of insurance charge described below plus the cost of any additional benefits provided under your Policy by rider.

The Monthly Expense Charge partially covers our expenses for distributing, issuing and administering the Policy and for assuming the mortality risks and the expense risks associated with the Policy. The Monthly Expense Charge consists of 3 components:

o a per policy charge
o a per $1,000 charge
o a mortality and expense risk charge

We deduct the Monthly Deduction and the Monthly Expense Charge on each Monthly Anniversary Day, including the Policy Date. We normally deduct these charges from each of your investment options on a pro-rata basis. You may elect to have all of these charges deducted entirely from the Fixed Account or from a single Sub-Account that you select. Please contact the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850, or call us at 800.677.9595 for assistance in making this election.

COST OF INSURANCE CHARGE

You pay us a monthly cost of insurance charge for providing you with life insurance protection.

The cost of insurance charge that you pay to us depends on the Insured's issue age, gender and underwriting class, your Specified Amount and the length of time your Policy has been in effect.

The table in Supplement C shows the maximum cost of insurance charge if the Insured under a Policy is in either a standard or a preferred underwriting class. Various risk factors determine the underwriting class of the Insured. The cost of insurance charge rate is generally higher for an Insured who uses tobacco, but the cost of insurance charge rate is generally lower for an Insured who is in the preferred underwriting class. The monthly cost of insurance charge may be higher than the amount shown in Supplement C if the Insured under a Policy is in a special or substandard underwriting class.

The maximum monthly cost of insurance charge rates under your Policy are shown on your Policy Schedule. At our option, we may charge less than the maximums shown on your Policy Schedule. For early Coverage Years of a Coverage Layer, we also generally charge a lower cost of insurance charge rate for a Specified Amount above $250,000. Also, for early Coverage Years of a Coverage Layer, this charge may be even lower for the cost of insurance charge rate attributable to the Additional Life Rider Specified Amount.

PER POLICY CHARGE

The per policy charge is a component of the Monthly Expense Charge that partially compensates us for administering the Policy. The maximum per policy charge is $9.00. The current per policy charge is $7.50. At our option, we may change the current per policy charge but we will not charge more than the maximum per policy charge.

PER $1,000 CHARGE

The per $1,000 charge is a component of the Monthly Expense Charge that partially compensates us for issuing and distributing the Policy. A per $1,000 charge applies to your initial Base Specified Amount and to any requested increase in Base Specified Amount. We will charge the per $1,000 charge on your initial Base Specified Amount for the first 12 years after your Policy Date. We will also charge a per $1,000 charge on any increase in Base Specified Amount for the first 12 years after that increase. However, we will not change your per $1,000 charge for a Coverage Layer if you reduce your Specified Amount.

The per $1,000 charge that you pay to us depends on Insured's age on the Policy Date and on the date of any increase in Base Specified Amount and the underwriting class of the Insured. Various risk factors determine the underwriting class of the Insured. The maximum per $1,000 charge under your Policy is shown on your Policy Schedule. At our option, we may charge less than the maximum shown on your Policy Schedule.

MORTALITY AND EXPENSE RISK CHARGE

The mortality and expense risk charge is a component of the Monthly Expense Charge that partially compensates us for assuming the mortality risk and the expense risk associated with the Policy. We take a mortality risk that the Insured will not live as long as we expect and therefore the amount of the death benefits we pay under the Policy will be greater than we expect. We take an expense risk that the costs of issuing and administering the Policy will be greater than we expect. You pay us to assume these risks by paying the mortality and expense risk charge. The maximum mortality and expense risk charge is 0.90% annually. The current annual rate of these charges is 0.70% for the first 12 Policy Years. Beginning in Policy Year 13, we charge a different rate on different portions of your Account Value. The table below describes the current and maximum mortality and expense risk charge rate we charge.

                                             Current Annual           Maximum Annual
Policy             Account Value          Mortality and Expense    Mortality and Expense
 Year       Less Value of Loan Account      Risk Charge Rate         Risk Charge Rate
------      --------------------------    ---------------------    ---------------------
1-12                All Amounts                   0.70%                     0.90%

13+                 0-$25,000                     0.70%                     0.90%
                 $25,001-$50,000                  0.45%                     0.65%
                 $50,001-$250,000                 0.20%                     0.40%
                     $250,001+                    0.10%                     0.30%

SURRENDER CHARGES

A surrender charge will generally apply if your Policy is cancelled or terminated for any reason during the first 12 years after the issuance of your Policy or the first 12 years after an increase in the Specified Amount. A separate 12-year period applies to each Coverage Layer.

The maximum surrender charge under your Policy depends upon your Surrender target amount, for each Coverage Layer and the Coverage Year of each Coverage Layer on the date of termination or cancellation. The maximum surrender target amounts shown on Supplement D depends upon the Insured's issue age, gender and underwriting class at the time each Coverage Layer begins, the Base Specified Amount associated with each Coverage Layer. (Because there is no surrender charge associated with the Additional Life Rider Specified Amount, we only determine the surrender target amount for the Base Specified Amount.) The formula for determining your surrender charge from your surrender target amount is shown on Supplement E.

The following example should help you understand the surrender charges.

o You purchase a Policy with an initial Base Specified Amount of $200,000 on October 1, 2000. This is Coverage Layer 1. The Surrender target amount for Coverage Layer 1 is set at $____ .
o You increase the Base Specified Amount by $100,000 on January 1, 2007. This is Coverage Layer 2. The Surrender target amount for Coverage Layer 2 is set at $600.
     o    Your total Base Specified Amount would then be $300,000.
o You increase the Base Specified Amount by $50,000 on April 1, 2012.
          This is Coverage Layer 3. The Surrender target amount for Coverage Layer 3 is $____ .
     o    Your total Base Specified Amount would then be $350,000.
o On July 1, 2015, you surrender your Policy. On the date of surrender.
     o    Coverage Layer 1 is in its 14th Coverage Year (177 months in effect),
     o Coverage Layer 2 is in its 9th Coverage Year (103 months in effect), and
     o    Coverage Layer 3 is in its 4th Coverage Year (40 months in effect).
o We would charge you a surrender charge determined as described in the steps:

   STEP 1:    The surrender charge attributed to Coverage Layer 1 is $0.
              Coverage Layer 1 has been in effect for more than 12
              Coverage Years.
   STEP 2:    The surrender charge attributed to Coverage Layer 2 is $____ .
              The calculation for this portion of the surrender
              charge is [90% - (103-60)%] x $____ .
   STEP 3:    The surrender charge attributed to Coverage Layer 3 is $____ .
              The calculation for this portion of the surrender
              charge is 90% x $____ .
   STEP 4:    The total surrender charge is ($0 + $____ + $____) or $____ .

TRANSFER CHARGES

We do not charge you for the first 12 transfers among Sub-Accounts or from the Sub-Accounts to the Fixed Account in a Policy Year. If you make more than 12 transfers among Sub-Accounts or from the Sub-Accounts to the Fixed Account in a Policy Year, we will charge you $10 per transfer for each additional transfer. We do not charge you for transfers made in connection with the Dollar Cost Averaging Program and we do not count these transfers when we determine the number of transfers you have made in a Policy Year. We deduct the $10 transfer charge from your Account Value.

All transfers requested on the same day will be considered a single transfer for purposes of determining transfer charges.

WITHDRAWAL FEES

We do not charge you for the first withdrawal in a Policy Year. If you make more than one withdrawal in a Policy Year, we will charge you $50 per withdrawal for each withdrawal. We deduct the $50 withdrawal fee from your Account Value.

SUMMARY OF CHARGES

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                             PREMIUM EXPENSE        STATE TAX CHARGE       MONTHLY DEDUCTION       MONTHLY EXPENSE
                                 CHARGE                                                                CHARGE

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
When Charged?             When you make a        When you make a         On each Monthly        On each Monthly
                          premium payment.       premium payment.        Anniversary Day,       Anniversary Day,
                                                                         including the Policy   including the Policy
                                                                         Date.                  Date.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
How Much Charged?         The maximum premium    The state tax charge    This charge is         This charge consists
                          expense charge is      that you pay will       generally based on     of three components:
                          7.50% of each          reflect the actual      the cost of            the per policy
                          premium payment. The   state premium tax       insurance and the      charge, the per
                          premium expense        charges in the state    cost of benefits       $1,000 charge and
                          charge that you pay    in which you reside.    provided by riders.    the mortality and
                          depends on the                                 See your Policy        expense risk charge.
                          current rates, the                             Schedule for the
                          number of Coverage                             maximum cost of        The maximum per
                          Layers and their                               insurance charge       policy charge is
                          Coverage Years, and                            applicable to your     $9.00 each month
                          the total amount of                            Policy and the         (current = $7.50).
                          premium payments                               maximum cost of
                          allocated to each                              benefits to be         The per $1,000
                          Coverage Layer in a                            provided by rider.     charge depends on
                          Coverage Year.                                                        your Base Specified
                                                                                                Amount, and the Insured's
                                                                                                issue age and underwriting
                                                                                                class and the length of time
                                                                                                the Policy has been in effect.

                                                                                                The maximum mortality
                                                                                                and expense risk charge
                                                                                                is 0.90% annually
                                                                                                for the first 12
                                                                                                years (current = 0.70%).
                                                                                                Beginning in year 13, the rate
                                                                                                charged depends on your
                                                                                                Account Value and the value
                                                                                                of your Loan Account.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
How Charged?              We deduct this         We deduct this charge   We reduce your         We reduce your
                          charge from each       from each premium       Account Value.         Account Value.
                          premium payment        payment before we
                          before we allocate     allocate the Net
                          the Net Premiums to    Premiums to your
                          your investment        investment options.
                          options.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------



          ------------------------- ---------------------- ---------------------- -----------------------
                                    SURRENDER CHARGE       TRANSFER CHARGES       WITHDRAWAL FEES

          ------------------------- ---------------------- ---------------------- -----------------------
          When Charged?             When the Policy is     On transfers among     On withdrawals after
                                    surrendered or         Sub-Accounts or from   the first withdrawal
                                    otherwise terminates.  Sub-Accounts to the    in the Policy Year.
                                                           Fixed Account after
                                                           the first 12
                                                           transfers in a Policy
                                                           Year.

          ------------------------- ---------------------- ---------------------- -----------------------
          How Much Charged?         This charge is based   $10 per transfer       $50 per withdrawal
                                    on the surrender
                                    target amounts
                                    associated with your
                                    Base Specified Amount
                                    and the Coverage Year
                                    of each Coverage
                                    Layer. The maximum
                                    surrender charge is
                                    0.90% of the
                                    surrender target
                                    amounts for your
                                    Policy.

          ------------------------- ---------------------- ---------------------- -----------------------
          How Charged?              We reduce your         We reduce your         We reduce your
                                    Account Value.         Account Value.         Account Value.

          ------------------------- ---------------------- ---------------------- -----------------------

                           CONTINUATION OF YOUR POLICY

CONTINUATION OF INSURANCE COVERAGE

On each Monthly Anniversary Day, we determine whether your insurance coverage will continue. If your Net Cash Surrender Value is equal to or more than the monthly charges to be charged on the Monthly Anniversary Day, your Policy will continue.

If your Net Cash Surrender Value is less than the monthly charges, then a Grace Period related to the continuation of your Policy will start unless the Five-Year No-Lapse Guarantee described below applies. If the Five-Year No-Lapse Guarantee does not apply, and you do not make the required additional premium payment during the Grace Period, your Policy will lapse without value.

o Monthly charges include the Monthly Deduction and the Monthly
  Expense Charge. The Monthly Deduction includes the amount deducted for the cost of insurance plus the cost of any additional benefits provided under your Policy by rider.
o Supplement E to this Prospectus contains a description of the procedures we use to determine if your Policy meets the conditions for the Five-Year No-Lapse Guarantee.
o Grace Periods, which are designed to give you time to make an additional premium payment, are explained below.

CONTINUATION UNDER THE FIVE-YEAR NO-LAPSE GUARANTEE

Even if your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to continue your Policy, your Policy may continue under the Five-Year No-Lapse Guarantee. During the first 5 years after the Policy Date, we guarantee that we will not terminate your Policy or start a Grace Period related to continuation of your Policy.

On each Monthly Anniversary Day, we determine if your Policy meets the conditions for the Five-Year No-Lapse Guarantee as described in Supplement F. If your Policy does not meet these conditions, then a Grace Period will start. If you do not make the required additional premium payment during this Grace Period, you will lose the Five-Year No-Lapse Guarantee. It cannot be reinstated.

MINIMUM ANNUAL PREMIUM

Your minimum annual premium for the Five-Year No-Lapse Guarantee is shown on your Policy Schedule. We use the minimum annual premium to determine if you have met the conditions for continuing your insurance coverage under this provision.

If you make any changes in your Policy that result in an increase in the Specified Amount or you add any riders, we will determine a new minimum annual premium. We will send you a new Policy Schedule showing the new minimum annual premium.

However, we will not change your minimum annual premium if you make any changes to your Policy that result in a decrease in the Specified Amount or if you cancel any riders.

GRACE PERIODS

A Grace Period is a 61-day period that starts on the day after we mail you the applicable notice. Under certain circumstances, the Grace Periods related to the continuation of your Policy and the continuation of the Five-Year No-Lapse Guarantee may overlap or start at the same time. The chart below shows how a Grace Period works.

       ---------------------------------------------------- -----------------------------------------------
                   CONTINUATION OF YOUR POLICY                         MAINTENANCE OF FIVE-YEAR
                                                                          NO-LAPSE GUARANTEE
       ---------------------------------------------------- -----------------------------------------------
       o    A Grace Period related to the                   o    A Grace Period related to the
            continuation of your Policy will start if:           Five-Year No-Lapse Guarantee will start
                                                                 if your Policy does not meet the
            o    Your Net Cash Surrender Value is not            conditions for this guarantee.
                 sufficient on a Monthly Anniversary Day.   o    The notice will tell you the amount
            o    The Five-Year No-Lapse Guarantee does not       of the minimum additional premium you
                 apply.                                          must pay to maintain the Five-Year
                                                                 No-Lapse Guarantee.
       o    The notice will tell you the amount of          o    If you make the required additional
            the minimum additional premium you must pay          premium payment during the Grace Period,
            to keep your Policy in effect.                       the Five-Year No-Lapse Guarantee will
       o    If you make the required additional                  continue to be effective.
            premium payment during the Grace Period, your   o    If you do not make the required
            Policy will continue to be effective.                additional premium payment during the
       o    If you do not make the required                      Grace Period, you will lose the
            additional premium payment during the Grace          Five-Year No-Lapse Guarantee.
            Period, your Policy will terminate at the end   o    The Five-Year No-Lapse Guarantee
            of the Grace Period without value.                   cannot be reinstated.
       o    If the Insured dies during the Grace Period,
            we will reduce the Death Proceeds by the
            amount of any unpaid charges up to 3 times
            the sum of the Monthly Deduction and the
            Monthly Expense Charge.
       ---------------------------------------------------- -----------------------------------------------

POLICY LAPSE

If a Grace Period related to the continuation of your Policy ends, you have not paid the minimum additional premium needed to continue your Policy and the Five-Year No-Lapse Guarantee does not apply, your Policy will lapse and you will not receive any money from us because the Net Cash Surrender Value of your Policy will have been reduced to zero.

REINSTATEMENT

If your Policy was terminated but the Insured is still living, you can ask us to reinstate your Policy at any time during the 5-year period after the Grace Period ends. We will reinstate your Policy if:

o We receive satisfactory evidence of insurability.
o You pay a premium that increases your Net Cash Surrender Value to an amount equal to or greater than:
     o All costs and charges that we would have deducted from your Account Value on each Monthly Anniversary Day from the date of termination to the date of reinstatement and
     o The Monthly Deduction and Monthly Expense Charge for the next 3 months
o You pay or reinstate any Indebtedness that was outstanding on the date of termination.

If you do not maintain the Five-Year No-Lapse Guarantee, we will not reinstate it.

Investor Alert

     o You may be able to purchase a rider that will extend this guarantee of continued coverage for longer periods of time.

                                     RIDERS

Each rider's description in this Prospectus is subject to the specific terms of the rider as each contains definitions, contractual limitations and conditions. You should review any rider before purchasing it.

INCLUDED RIDER

The Accelerated Death Benefit Plus Rider summarized below is automatically included with every Policy issued in a state where such an insurance benefit is permitted and if the Insured meets certain underwriting conditions. If the Accelerated Death Benefit Plus Rider is not available, the Accelerated Death Benefit Rider summarized below will be automatically included with every Policy issued in a state where the insurance benefit is permitted. When the Accelerated Death Benefit Plus Rider becomes available in your state and the insured meets the underwriting conditions, we will amend your previously issued Policy by substituting the Accelerated Death Benefit Plus Rider for the Accelerated Death Benefit Rider. You should ask your insurance agent/financial representative if these insurance benefits are available in your state and whether the Insured meets these underwriting conditions.

ACCELERATED DEATH BENEFIT PLUS RIDER

Benefit Summary:

Benefit Description:

Excluded Coverage:

Cost of Benefits:

Termination of Benefits:

ACCELERATED DEATH BENEFIT RIDER

Benefit Summary:     Enables you to obtain an advance against the Death Benefit upon diagnosis of fatal illness

Benefit Description: When the Insured is diagnosed with a fatal illness, we will make you special loans secured by your Death Benefits payable under the Policy.

                         o    $250,000
                         o 60% of the difference between your Death Benefit and the maximum amount you are able to borrow from your Policy

                     Multiple special loan advances are permitted during the 12-month period from the date of the first advance until you reach the maximum amount. The minimum special loan is $5,000. We charge you interest at an annual rate of 8% on all special loans we make to you.

                     Some or all of the special loan advances may be considered taxable by the Internal Revenue Service. You should consult your tax adviser before requesting an advance under this rider.

                     The Death Benefits will be reduced by the amount of all special loan advances, including interest, upon the death of the Insured.

Excluded Coverage:   This advance must be voluntarily elected. It is not
                      available if:
                         o You are required to elect this benefit by law to meet the claims of creditors
                         o You are required to elect this benefit by a government agency in order to apply, keep or maintain a government benefit

Cost of Benefits:    No charge until elected (and then the only charge is
                     interest on the advance)

Termination of
Benefits:            The benefits terminate on the earlier of
                         o    When your Policy ends
                         o When the cumulative maximum amount has been advanced

OPTIONAL RIDERS

Subject to certain underwriting conditions and other requirements, you may add one or more of the following optional insurance benefits to your Policy by rider. We will deduct the cost of any rider as a part of the Monthly Deduction. Each available optional insurance benefit (or rider) is summarized below. You should ask your insurance agent/financial representative if these insurance benefits are available in your state and whether these underwriting conditions and other conditions are met.

ACCIDENTAL DEATH RIDER

Benefit Summary:                Pays an additional death benefit if the
                                Insured's death is caused by accidental
                                bodily injury

Benefit Description:            You select the Accidental Death Benefit Amount.
                                The Accidental Death Benefit Amount will be added to the Death Proceeds and paid under the same Income Plan. Under certain circumstances, we will pay 2 times your Accidental Death
                                Benefit Amount.

Excluded Coverage:              We will not pay an Accidental Death
                                Benefit if the Insured's injury or death resulted from certain risks, such as suicide, certain travel in aircraft, certain use of drugs and participation in an activity while intoxicated.

Cost of Benefits:               Depends on the Insured's Attained Age and
                                selected Accidental Death Benefit Amount

Termination of Benefits:        The benefits terminate at the earliest of
                                    o   When your Policy ends
                                    o   Upon cancellation of the rider
                                    o   The day before the Policy Anniversary
                                        on which the Insured is 70 years old


ADDITIONAL LIFE RIDER

Benefit Summary:                Provides an additional amount of insurance
                                coverage on the life of the Insured. (Available only at time of issuance of Policy)

Benefit Description:            o min = $25,000
                                o max = 10 times Base Specified Amount

Excluded Coverage:              o May not be available if Extended No-Lapse
                                  Guarantee Rider is purchased.

Cost of Benefits:

Termination of Benefits:

CHILDREN'S TERM RIDER

Benefit Summary:                Pays a death benefit if an Insured Child dies

Benefit Description:            For each Insured Child that you name in your
                                application, you select the Children's Term
                                Benefit Amount that will be applicable to each Insured Child. The Children's Term Benefit
                                Amount will be paid upon the death of an Insured
                                Child and can be paid under an Income Plan.

                                Under most circumstances, if the Insured dies, the insurance on each Insured Child provided by this rider will become fully paid-up nonparticipating term insurance and will continue until each Insured Child's 23rd birthday. After an Insured Child is age 18, that Insured Child may convert the term insurance policy to a whole life plan.

Excluded Coverage:              This rider provides coverage only for Insured
                                Children of the Insured. An Insured Child includes any child of the Insured who was at least 15 days old and less than 18 years old when named in the application. An Insured Child also includes any child at least 15 days old, who after the date of application for this rider, was born of any marriage of the Insured or was adopted by the Insured when less than 18 years of age.

Cost of Benefits:               Depends only on selected Children's Term
                                Benefit Amounts

Termination of Benefits:        The benefits terminate on the earliest of
                                o When your Policy ends
                                o When you cancel the rider
                                o The day before the Policy Anniversary on which
                                  the Insured is 65 years old
                                o On an Insured Child's 23rd birthday, for that
                                  Insured Child
                                o The day an Insured Child exercises the
                                  conversion option, for that Insured Child

DISABILITY CREDIT RIDER

Benefit Summary:                Makes premium payments equal to the "Credit
                                Amount" while you are disabled, as "disabled" is defined in the rider (Available only at time of issuance of Policy)

Benefit Description:            You select the Credit Amount. The Credit Amount
                                is the annual amount of premium payments we will pay under this optional policy benefit.
                                The Credit Amount must always be greater than or equal to your minimum annual premium for the Five-Year No-Lapse Guarantee

                                Your Credit Amount may be adjusted if the minimum annual premium changes.

                                We make a premium payment of 1/12 of the Credit Amount for each month you are disabled. This amount may or may not be sufficient to keep your Policy in effect.

Excluded Coverage:              Disabilities that result from the following are
                                not covered:
                                o  Self-inflicted injuries
                                o  A declared or undeclared war
                                o  Injuries or diseases that first manifest
                                   while this optional insurance benefit is not in force

Cost of Benefits:               Depends on the Insured's Attained Age and
                                selected Credit Amount

Termination of Benefits:        The benefits terminate on the earliest of
                                o  When your Policy ends
                                o  Upon cancellation of the rider
                                o  The day before the Policy
                                   Anniversary on which the Insured
                                   is 60 years old, unless such
                                   benefits are being paid at that time

EXTENDED MATURITY BENEFIT NO. 2 RIDER

Benefit Summary:

Benefit Description:

Excluded Coverage:

Cost of Benefits:

Termination of Benefits:

EXTENDED MATURITY BENEFIT NO. 3 RIDER

Benefit Summary:

Benefit Description:

Excluded Coverage:

Cost of Benefits:

Termination of Benefits:

INSURED INSURABILITY RIDER

Benefit Summary:                Provides an option to purchase additional
                                insurance on the life of the Insured
                                without evidence of insurability

Benefit Description:            We provide you an option to purchase additional
                                insurance on the life of the Insured without evidence of insurability. The Insured
                                Insurability Option Amount you select is the amount of additional insurance you have the option to purchase.

                                Under most circumstances, the options may be exercised on each regular option date. The regular option dates are the Policy Anniversaries that occur after the Insured is ages 25, 28, 31, 34, 37 and 40.

                                The options may also be exercised on alternate option dates. An alternate option date occurs on the 90th day following each of the following:
                                o  Insured's marriage
                                o  Birth of a living child of Insured
                                o  Adoption of a child by Insured

                                The exercise of an option on an alternate option date cancels the next regular option date still available.

Excluded Coverage:              N/A

Cost of Benefits:               Depends on the Insured's Attained Age and
                                selected Insured Insurability Option Amount

Termination of Benefits:        The benefits terminate on the earliest of

                                o When your Policy ends
                                o Upon cancellation of the rider
                                o The Policy Anniversary on which the Insured
                                  is 40 years old

EXTENDED NO-LAPSE GUARANTEE RIDER

Benefit Summary:                (Available only at time of issuance of Policy)

Benefit Description:

Excluded Coverage:

Cost of Benefits:

Termination of Benefits:

OTHER INSURED RIDER

Benefit Summary:                Pays for a death benefit if an Other Insured
                                dies

Benefit Description:            For each Other Insured that you name in your
                                application, you select an Other Insured Benefit
                                Amount. The Other Insured Benefit Amount will be paid to the designated beneficiary upon the death of an Other Insured and can be paid under an Income Plan.

                                Under most circumstances, if the Insured dies, each Other Insured has the right to convert the coverage to a new life insurance policy.

                                Until the Policy Anniversary on which an Other Insured is age 85, that Other Insured may convert the coverage to any life insurance policy (other than term insurance) that we regularly issue.

Excluded Coverage:              N/A


Cost of Benefits:               Depends on each Other Insured's Attained Age,
                                gender and underwriting class and selected
                                Other Insured Benefit Amounts

Termination of Benefits:        The benefits terminate on the earliest of

                                o When your Policy ends
                                o When you cancel the rider
                                o The day before the Policy Anniversary on which
                                  the Insured is 100 years old
                                o The day before
                                  the Policy Anniversary on which the Other
                                  Insured is 95 years old, for that Other
                                  Insured
                                o The day an Other Insured exercises the
                                  conversion options, for that Other Insured

                       OTHER INFORMATION ABOUT YOUR POLICY

POLICY IS A CONTRACT

The Policy is a legal contract between you and us to insure the life of the person named in the application as the Insured. We provide the insurance coverage and other benefits described in the Policy in exchange for your completed application and your premium payments.

When we refer to the Policy, we mean the entire contract, which consists of:

o  The basic policy
o  The application
o  Any supplemental applications
o Any optional policy benefits, riders, endorsements or amendments that add provisions or change the terms of the basic policy

The description of the Policy in this Prospectus is subject to the specific terms of your Policy as it contains specific contractual provisions and conditions. If the terms of your Policy differ from the description of the Policy in the Prospectus, you should rely on the terms in your Policy.

The Policy is subject to the laws in the state in which it is issued. To the extent that the Policy may not comply with the applicable state law, we will interpret it so that it complies.

MODIFICATION OF POLICY

Upon notice to you, we may modify your Policy:

o If such modification is necessary to make the Policy comply with any law or regulation issued by a governmental agency applicable to the Policy
o If such modification is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy
o If such modification is necessary to reflect a change in the operation of the Company, Separate Account 1 or the Sub-Accounts
o If such modification adds, deletes or otherwise changes Sub-Account options

We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of a modification, we may make appropriate endorsement to the Policy to reflect the modification.

Your insurance agent/financial representative cannot change any of the terms of our Policy, extend the time for making premium payments or make any other agreement that would be binding on us.

EXTENDED MATURITY BENEFIT

On the Policy Anniversary after the Insured turns age 100, the total of the then current value of your Sub-Accounts will be automatically transferred to the Fixed Account, where it will begin earning interest at the Fixed Account's then current rate. Also, the interest rate credited to your Loan Account will be increased to equal the interest rate charged against any policy loans. After that time, we will not accept any further premium payments, we will not deduct any further charges, we will not permit you to transfer your money from the Fixed Account, we will not permit any additional loans and your Death Benefit will be revised to equal the Net Cash Surrender Value of your Policy. Your Policy will continue in effect until the Insured's death or until the Policy is surrendered for its Net Cash Surrender Value.

CONVERSION TO A FIXED POLICY

You may elect to convert your Policy to a fixed policy at any time:

o Within 24 months of your Policy Date or
o Within 60 days of the later of
    o a notification of a change in the investment policy of Separate Account 1, or
    o the effective date of the change

If you elect to convert your Policy, we will transfer the entire value of your investment in the Sub-Accounts to the Fixed Account. We will not charge you for this transfer. After the date of your election to convert your Policy, Net Premiums may not be allocated and transfers may not be made to any of the Sub-Accounts. All other terms and charges of your Policy will continue to apply.

CONFIRMATIONS AND STATEMENTS

We will send you a confirmation of each premium payment, loan, transfer or withdrawal. We will also send you periodic statements showing the value of your investment in the Sub-Accounts and the Fixed Account and listing all financial transactions made with respect to your Policy during that period.

If you have invested money in a Sub-Account, you will also receive semi-annual reports for the Fund in which the Sub-Account invests. These semi-annual reports will include a list of portfolio securities held by the underlying Fund.

PROCESSING GUIDELINES

We use certain guidelines to determine when we will process your Policy application and other instructions. These processing guidelines determine your Policy Date and the effective date of instructions that you send to us. The effective date depends upon

o Whether we receive your application or instructions before or after the close of regular trading on the New York Stock Exchange
  (typically 4:00 p.m. Eastern Time),
o Whether the New York Stock Exchange is open at that time, and
o Whether your application and instructions are in good order.

If you are the sole owner of the Policy, you must sign the Policy application and other instructions. If you and another person are joint owners of your Policy, you and your joint owner must both sign your Policy application and instructions.

REQUIRED NOTE ON COMPUTATIONS

Calculations are based on the mortality table shown on your Policy Schedule.

We have filed a detailed statement of our computations with the applicable state insurance departments. The values under this Policy are not less than those required by the law of your state. Any benefit provided by an attached rider will not increase these values unless stated in the rider.

The method used in calculating Policy values will be based on the actuarial procedures that recognize the variable nature of this Policy.

PROJECTION OF BENEFITS AND VALUES

In addition to any examples and illustrations provided to you by your insurance agent/financial representative, you may request that we send you a hypothetical illustration of Policy benefits and values. We may charge a reasonable fee to provide this information to you.

INCONTESTABILITY

We issue the Policy in reliance on the answers you provided in the application and any supplemental applications. These answers are considered representations, and not warranties. We have assumed that all these answers are true and complete. If they are not, we may have the right to contest and void the Policy as if it had not been issued. Except for cases involving termination of the Policy for fraud, we will not contest:

o The Policy after the Policy has been in effect for 2 years during the Insured's lifetime
o Any increase in Specified Amount after the increase has been in effect for 2 years during the Insured's lifetime
o Any rider attached to the Policy after the rider has been in effect for 2 years

During these 2-year periods, we may contest the validity of your Policy, any increase in Specified Amount or the validity of any riders based on material misstatements made in the application or any supplemental application. No statement will be used in contesting a claim unless it is in an application or supplemental application and a copy of the application is attached to the Policy.

If your Policy is reinstated after termination, the 2-year period of contestability begins on the reinstatement date. If the Policy has been in effect for 2 years during the lifetime of the Insured, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than 2 years, it will be contestable as to statements made in the reinstatement application as well as the initial application and any supplemental applications.

DEFENDING AGAINST CLAIMS

We will not use any statement you made to defend against a claim under your Policy unless it is in an application or supplemental application and a copy of the application is attached to the Policy.

SUICIDE EXCLUSION

Your Policy does not cover suicide by the Insured, whether sane or insane, during the 2-year period beginning with the Policy Date. If the Policy is in effect and the Insured commits suicide during this 2-year period, we will pay you the greater of the following amounts:

o Your premium payments, less any Indebtedness, less any previous withdrawals, and less all monthly costs of insurance on all persons other than the Insured ever covered by rider
o  The Net Cash Surrender Value

We will not pay any Death Benefit in these circumstances.

With respect to any increase in Specified Amount, we will not pay death benefits if the Insured, whether sane or insane, commits suicide within 2 years from the effective date of the increase. If the Policy has been in effect for more than 2 years after the Policy Date but less than 2 years from an increase in Specified Amount, we will return the monthly costs of insurance charged for the increase and pay death benefits based on the previous Specified Amount (on which the 2-year suicide exclusion has expired).

This provision also applies to any rider attached to the Policy. The 2-year period begins on the rider's date of issue.

If your Policy terminates and is later reinstated, we will measure the 2-year period from the effective date of reinstatement. Any premium payment refund will be limited to premiums paid on or after the effective date of reinstatement.

TERMINATION OF YOUR POLICY

Your Policy will terminate and all insurance coverage under the Policy will stop in the following instances:

o As of the date on which we receive notice from you requesting that the Policy be cancelled
o As of the date the Insured dies (although some riders may provide benefits for other covered persons beyond the Insured's death)

o As of the date a Grace Period related to the continuation of your Policy expires
o As of 31 days after we mail you a notice that your Indebtedness exceeds your Cash Surrender Value less the Monthly Deduction and the Monthly Expense Charge for the current month unless you make the necessary premium payment to continue the Policy

NO DIVIDENDS

The Policies are "non-participating," which means that they do not pay dividends.

MISSTATEMENT OF AGE OR GENDER

If the age or gender of the Insured is misstated in information sent to us, we will change any benefits under the Policy to those benefits that your cost of insurance charge for the month of death would provide if the correct age and gender had been stated. If we do not discover the misstatement until after the payment of the Policy proceeds under one of the Income Plans has started, we will deduct any overpayments, plus compound interest, from subsequent payments and we will pay any underpayments, plus compound interest, in a lump sum.

TELEPHONE SECURITY PROCEDURES

We have established security procedures for telephone transactions, such as recording telephone calls. We may also require a personal identification number
(PIN) or other identifying information. We will not be liable for losses due to unauthorized or fraudulent telephone instructions if we follow reasonable security procedures and reasonably believe the instructions are genuine.

ASSIGNMENT

Generally, you may assign your Policy. We will not be bound by an assignment until we receive and record written notice of the assignment at the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your rights and the rights of your Beneficiary will be affected by an assignment. We are not responsible for the validity or any tax consequences of any assignment.

                    INFORMATION ABOUT THE INVESTMENT OPTIONS

THE SUB-ACCOUNTS AND THE FUNDS

You can allocate your Net Premiums to one or more Sub-Accounts. You may also transfer amounts among the Fixed Account and the Sub-Accounts. Each Sub-Account invests in a corresponding Fund of AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), Deutsche Asset Management VIT Funds (Deutsche), _______ (Fidelity), _______ (Janus), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (Touchstone).

Each Sub-Account buys shares of the corresponding Fund at net asset value without a sales charge. Dividends and capital gains distributions from a Fund are reinvested at net asset value without a sales charge and held by the Sub-Account as an asset. Each Sub-Account redeems Fund shares at net asset value to the extent necessary to make payment of Death Proceeds or other payments under the Policy.

The following table contains general information about the investment advisor, investment objective and principal investment strategies of each Fund in which a corresponding Sub-Account invests. The fund advisors and sub-advisors cannot guarantee that the Funds will meet their investment objectives nor is there any guarantee that your Account Value will equal or exceed the total of your Net Premiums. More complete information about each Fund, including information about its risks, performance and other investment strategies, is included in the prospectus of each Fund. Please read each prospectus carefully before you purchase a Policy or make other decisions about your investment options.

A Fund may have a name and/or investment objective that is very similar to the name of a publicly available mutual fund managed by the same advisor or sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various factors that affect the operation of a Fund, such as implementation of investment policies, Fund expenses and the size of the Fund. In addition, your investment return from your Policy will be less than the investment return of a shareholder in the publicly available funds because you will pay additional charges related to your Policy, such as the Monthly Expense Charge.

AIM V.I. GROWTH FUND
(AIM V.I. GROWTH SUB-ACCOUNT)

Fund Family:                    AIM Variable Insurance Funds, Inc.
Fund Advisor:                   AIM Advisors, Inc.

Investment Objective:           The Fund seeks to achieve growth of capital
                                principally through investment in common stocks
                                of seasoned and better capitalized companies
                                considered to have strong earnings momentum. The
                                Fund may invest up to 25% of its assets in
                                foreign securities.


                                    Page 53



Principal Investment            The portfolio manager focuses on companies that
Strategies:                     have experienced above-average growth earnings
                                and have excellent prospects for future growth.
                                The Fund may engage in active and frequent
                                trading.

AIM V.I. GOVERNMENT SECURITIES FUND
(AIM V.I. GOVERNMENT SECURITIES SUB-ACCOUNT)

Fund Family:                    AIM Variable Insurance Funds, Inc.
Fund Advisor:                   AIM Advisors, Inc.

Investment Objective:           The Fund seeks to achieve a high level of
                                current income consistent with reasonable
                                concern for safety of principal by investing in
                                debt securities issued, guaranteed or otherwise
                                backed by the U.S. Government. The Fund intends
                                to maintain a dollar-weighted average portfolio
                                maturity between 3 and 10 years.

Principal Investment            The Fund invests primarily in U.S. Treasury
Strategies:                     obligations and obligations issued or
                                guaranteed by U.S. Government agencies and
                                instrumentalities.

ALGER AMERICAN SMALL CAPITALIZATION FUND
(ALGER AMERICAN SMALL CAPITALIZATION SUB-ACCOUNT)

Fund Family:                    The Alger American Fund
Fund Advisor:                   Fred Alger Management, Inc.

Investment Objective:           The Fund seeks long-term capital appreciation.

Principal Investment            The Fund invests primarily in equity securities.
Strategies:                     The Fund invests primarily in "growth" stocks.
                                It focuses on small, fast-growing companies that
                                offer innovative products, services or
                                technologies to a rapidly expanding market
                                place. Under normal circumstances, the Fund
                                invests primarily in small capitalization
                                companies, companies that have a market
                                capitalization within the range of
                                companies included in the Russell 2000 Growth
                                Index or the S&P SmallCap 600 Index.

ALGER AMERICAN GROWTH FUND
(ALGER AMERICAN GROWTH SUB-ACCOUNT)

Fund Family:                    The Alger American Fund
Fund Advisor:                   Fred Alger Management, Inc.

Investment Objective:           The Fund seeks long-term capital appreciation.

Principal Investment            The Fund invests primarily in equity securities.
Strategies:                     The Fund invests primarily in "growth" stocks.
                                It focuses on growing companies that generally
                                have broad product lines, markets, financial
                                resources and depth of management. Under normal
                                circumstances, the Fund invests primarily in
                                the equity securities of large companies,
                                companies that have a market capitalization of
                                $1 billion or greater.

DEUTSCHE VIT EQUITY 500 INDEX FUND
(DEUTSCHE VIT EQUITY 500 INDEX SUB-ACCOUNT)

Fund Family:                    Deutsche Asset Management VIT Funds
Fund Advisor:                   Bankers Trust Company



                                    Page 54


Investment Objective:           The Fund seeks to match the performance of the
                                S&P 500.

Principal Investment            Under normal circumstances, the Fund will
Strategies:                     invest at least 80% of its assets in stocks
                                of companies included in the S&P 500 Index and
                                in derivative instruments, such as future
                                contracts and options, that provide exposure to
                                the stocks of companies in the S&P 500 Index.
                                The Fund's securities are weighted to attempt
                                to make the Fund's total investment
                                characteristics similar to those of the S&P 500
                                Index as a whole.

FIDELITY ____________________
(FIDELITY _________________ SUB-ACCOUNT)

Fund Family:
Fund Advisor:

Investment Objective:

Principal Investment
Strategies:

JANUS __________________ FUND
(JANUS __________________ SUB-ACCOUNT)

Fund Family:
Fund Advisor:

Investment Objective:

Principal Investment
Strategies:

MFS VIT EMERGING GROWTH FUND
(MFS VIT EMERGING GROWTH SUB-ACCOUNT)

Fund Family:                    MFS Variable Insurance Trust
Fund Advisor:                   Massachusetts Financial Services Company

Investment Objective:           The Fund seeks to provide long-term growth of
                                capital.

Principal Investment            The Fund invests primarily (at least 65% of
Strategies:                     total assets) in the common stocks of companies
                                believed to be early in their life cycle but
                                have the potential to become major enterprises
                                (emerging growth companies) or major enterprises
                                whose rates of earnings growth are expected to
                                accelerate. The portfolio manager selects
                                securities based upon fundamental analysis.
                                The Fund may invest in foreign securities
                                through which it may have exposure to foreign
                                currencies. It has and may engage in active and
                                frequent trading.

MFS VIT GROWTH WITH INCOME FUND
(MFS VIT GROWTH WITH INCOME SUB-ACCOUNT)

Fund Family:                    MFS Variable Insurance Trust
Fund Advisor:                   Massachusetts Financial Services Company

Investment Objective:           The Fund seeks to provide reasonable current
                                income and long-term growth of capital
                                and income.



                                    Page 55


Principal Investment            The Fund invests primarily (at least 65% of
Strategies:                     total assets) in equity securities. The Fund
                                generally focuses on companies with larger
                                market capitalizations that the portfolio
                                manager believes have sustainable growth
                                prospects and attractive valuation based
                                on current and expected earnings or cash flow.
                                The Fund also seeks to generate gross income
                                equal to approximately 90% of the dividend yield
                                on the Standard & Poor's 500 Composite Index.

                                The Fund may invest in foreign securities through which it may have exposure to foreign currencies. It has and may engage in active and frequent trading.

PIMCO LONG-TERM U.S. GOVERNMENT FUND
(PIMCO LONG-TERM U.S. GOVERNMENT SUB-ACCOUNT)

Fund Family:                    PIMCO Variable Insurance Trust
Fund Advisor:                   Pacific Investment Management Company

Investment Objective:           The Fund seeks to maximize total return,
                                consistent with the preservation of capital
                                and prudent investment management.

Principal Investment            The Fund invests primarily (up to 65% of assets)
Strategies:                     in U.S. Government securities. The U.S.
                                Government securities may be represented by
                                options and futures contracts. The Fund may
                                invest in other fixed income instruments and
                                may invest all of its assets in derivative
                                instruments or in mortgage-backed securities.

TOUCHSTONE SMALL CAP VALUE FUND
(TOUCHSTONE SMALL CAP VALUE SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               Todd Investment Advisors, Inc.

Investment Objective:           The Fund seeks long-term growth of capital.

Principal Investment            The Fund invests primarily (at least 75% of
Strategies:                     total assets) in the common stocks of small to
                                medium capitalization companies that the
                                portfolio manager believes are undervalued.
                                The portfolio manager looks for stocks that are
                                priced lower than they should be, and also
                                contain a catalyst for growth. The Fund may
                                also invest up to 5% of its assets (at
                                the time of purchase) in any one company. The
                                Fund will limit its investments so that the
                                percentage of the Fund's assets invested in a
                                particular industry will not be more than double
                                the percentage of the industry in the Russell
                                2000 Index.

TOUCHSTONE EMERGING GROWTH FUND
(TOUCHSTONE EMERGING GROWTH SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               David L. Babson & Company, Inc.
                                Westfield Capital Management Company, Inc.

Investment Objective:           The Fund seeks to increase the value of its
                                shares as a primary goal and to earn


                                    Page 56


                                income as a secondary goal.

Principal Investment            The Fund invests primarily (at least 65% of
Strategies:                     total assets) in the common stocks of smaller,
                                rapidly growing (emerging growth) companies.
                                In selecting its investments, the portfolio
                                managers focus on those companies they believe
                                will grow faster than the U.S. economy in
                                general. They also choose companies they
                                believe are priced lower in the market than
                                their true value.

TOUCHSTONE INTERNATIONAL EQUITY FUND
(TOUCHSTONE INTERNATIONAL EQUITY SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               Credit Suisse Asset Management

Investment Objective:           The Fund seeks to increase the value of its
                                shares over the long-term.

Principal Investment            The Fund invests primarily (at least 80% of
Strategies:                     total assets) in equity securities of foreign
                                companies and will invest in at least 3
                                countries outside the United States.
                                A large portion of those non-U.S. equity
                                securities may be issued by companies active in
                                emerging market countries (up to 40% of total
                                assets).

TOUCHSTONE HIGH YIELD FUND
(TOUCHSTONE HIGH YIELD SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               Fort Washington Investment Advisors, Inc.

Investment Objective:           The Fund seeks to achieve a high level of
                                current income as its main goal. Capital
                                appreciation is a secondary consideration in
                                achieving its goal.

Principal Investment            The Fund invests primarily (at lest 65% of
Strategies:                     total assets) in non-investment grade debt
                                securities of domestic corporations.
                                Non-investment grade debt securities are
                                often referred to as "junk bonds" and are
                                considered speculative. The Fund expects to have
                                an average maturity between 6 and 10 years, but
                                may vary between 4 and 12 years.

TOUCHSTONE VALUE PLUS FUND
(TOUCHSTONE VALUE PLUS SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               Fort Washington Investment Advisors, Inc.

Investment Objective:           The Fund seeks to increase the value of its
                                shares over the long-term.

Principal Investment            The Fund invests primarily (at least 65% of
Strategies:                     total assets) in common stock of larger
                                companies that the portfolio manager believes
                                are undervalued. In choosing undervalued stocks,
                                the portfolio manager looks for companies that
                                have proven management and unique features or
                                advantages and are believed to be priced lower
                                than their true value. These companies may not
                                pay dividends. The Fund may also invest in
                                common stocks of rapidly growing companies to
                                enhance the Fund's return and vary its
                                investments to avoid having too much of the
                                Fund's assets subject to risks specific to
                                undervalued stocks. Also, up to 70% of total
                                assets may be invested in large cap companies
                                and up to 30% may be invested in mid cap
                                companies.


                                    Page 57



TOUCHSTONE ENHANCED 30 FUND
(TOUCHSTONE ENHANCED 30 SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               Todd Investment Advisors, Inc.

Investment Objective:           The Fund seeks to achieve a total return which
                                is higher than the total return of the Dow
                                Jones Industrial Average (DJIA).

Principal Investment            The Fund's portfolio is based on the 30 stocks
Strategies:                     which comprise the DJIA. The  portfolio manager
                                seeks to surpass the total return of the DJIA
                                by substituting stocks that offer above average
                                growth potential for those stocks in the DJIA
                                that appear to have less growth potential. The
                                portfolio manager uses a database of 4,000
                                stocks from which to choose the companies that
                                will be substituted in the enhanced portion of
                                the portfolio.

TOUCHSTONE BALANCED FUND
(TOUCHSTONE BALANCED SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               OpCap Advisors, Inc.

Investment Objective:           The Fund seeks to achieve an increase in value
                                and current income.

Principal Investment            The Fund invests in both equity securities
Strategies:                     (generally about 60% of total assets) and debt
                                securities (generally about 40%, but at least
                                25%). The debt securities will be rated
                                investment grade or at the highest levels of
                                non-investment grade.

TOUCHSTONE BOND FUND
(TOUCHSTONE BOND SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.
Fund Sub-Advisor:               Fort Washington Investment Advisors, Inc.

Investment Objective:           The fund seeks to provide a high level of
                                dividends and distributions.

Principal Investment            The Fund invests primarily in higher quality
Strategies:                     investment grade debt securities (at least 65%
                                of total assets). The Fund's investment in debt
                                securities may be determined by the direction
                                in which interest  rates are expected to move
                                because the value of these securities generally
                                moves in the opposite direction from interest
                                rates. The Fund expects to have an average
                                maturity between 5 and 15 years.

TOUCHSTONE STANDBY INCOME FUND
(TOUCHSTONE STANDBY INCOME SUB-ACCOUNT)

Fund Family:                    Touchstone Variable Series Trust
Fund Advisor:                   Touchstone Advisors, Inc.

                                    Page 58


Fund Sub-Advisor:               Fort Washington Investment Advisors, Inc.


Investment Objective:           The Fund seeks to provide a higher level of
                                current income than a money market fund, while
                                also seeking to prevent large fluctuations in
                                the value of the Sub-Account's initial
                                investment. The Fund does not try to keep a
                                constant $1.00 per share net asset value.

Principal Investment            The Fund invests mostly in various types of
Strategies:                     money market instruments. All investments will
                                be rated at least investment grade. On average,
                                the securities held by the Fund will mature in
                                less than one year.

Neither AIM Advisors, Inc., Fred Alger Management, Inc., Bankers Trust Company,
_______, _______, Massachusetts Financial Services Company nor Pacific
Investment Management Company is an affiliate of Columbus Life.


SPECIAL CONSIDERATIONS

AIM, Alger, Deutsche, Fidelity, Janus, MFS and PIMCO offer shares to Separate Account 1 and other separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies. Touchstone offers its shares to the separate accounts of Columbus Life and Western-Southern Life Assurance Company to fund benefits under the Policies, other variable life insurance policies and variable annuity contracts. We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken.

If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its investment in a Fund. If it becomes necessary for a separate account to replace its shares of a Fund with another investment, the Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, AIM, Alger, Deutsche, Fidelity, Janus, MFS, PIMCO and Columbus Life are subject to conditions imposed by the Securities and Exchange Commission that are designed to prevent or remedy any conflict of interest. Touchstone, which is not subject to such conditions, has adopted certain procedures that substantially reflect and implement the substance of these conditions. These conditions and procedures require the Board of Trustees of each Fund to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.

CHANGES IN THE SUB-ACCOUNTS AND THE FUNDS

We may add, delete or combine Sub-Accounts. New Sub-Accounts will invest in Funds we consider suitable. We may also substitute a new Fund or similar investment option for the Fund in which a Sub-Account invests. We would make a substitution to ensure the underlying Fund continues to be a suitable investment. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in the Fund's investment strategies or restrictions, a change in the availability of the Fund for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Policy holders.

FIXED ACCOUNT

The Net Premiums that you allocate to the Fixed Account will earn interest. We guarantee that this interest rate will never be less than an effective annual rate of at least 3%. We may, but are not required to, credit interest in excess of this rate. Different interest rates may apply to Net Premiums allocated, or amounts transferred, to the Fixed Account on different dates.

                          VALUATION OF YOUR INVESTMENT

SUB-ACCOUNTS

     ------------------------------------- ------------------------------------
     ACCUMULATION                          UNIT A unit of measure used to
                                           calculate a Policy owner's share of a
                                           Sub-Account. Although it is not the
                                           same as a mutual fund share, it is
                                           similar.

     ACCUMULATION UNIT VALUE               The dollar value of an Accumulation
                                           Unit in a Sub-Account.
     ------------------------------------- -------------------------------------

The value of your interest in a Sub-Account is measured in Accumulation Units. An Accumulation Unit is an accounting unit of measure. It is similar to a share of a mutual fund. The value of an Accumulation Unit varies from day to day depending on the investment performance of the Fund in which the Sub-Account is invested and the expenses of the Sub-Account.

The Accumulation Unit Value of each Sub-Account is calculated on each day that the New York Stock Exchange is open for business (Valuation Date). The Accumulation Unit Value of a Sub-Account on any Valuation Date is calculated by dividing the value of the Sub-Account's net assets by the number of Accumulation Units credited to the Sub-Account on the Valuation Date.

When you allocate Net Premiums or transfer amounts to a Sub-Account, your Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of the Monthly Deduction and Monthly Expense Charge, will decrease the number of Accumulation Units. The number of Accumulation Units added to or subtracted from your Account Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when we process the transaction. We use the following guidelines to determine the Valuation Date when we process the transaction:

o If we receive your premium payment or transfer instructions in good order on a Valuation Date before the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time), we will process the transaction on that Valuation Date.
o If not, we will process the transaction on the next Valuation Date.

To calculate the Accumulation Unit Value of a Sub-Account on any Valuation Date, we start with the Accumulation Unit Value from the preceding Valuation Date and adjust it to reflect the following items:

o The investment performance of the Sub-Account, which is based on the investment performance of the corresponding Fund
o Any dividend or distributions paid by the corresponding Fund
o Any charges or credits for taxes that we determined were the result of the investment operations of the Sub-Account

Supplement G to this Prospectus contains a description of the procedures we use to calculate the Accumulation Unit Value of a Sub-Account.

FIXED ACCOUNT

The value of the Fixed Account is calculated daily and reflects the following transactions:

o        Net Premiums allocated to the Fixed Account
o        Withdrawals from the Fixed Account
o        Transfers to and from the Fixed Account
o        Interest credited to the Fixed Account
o Charges assessed against the Fixed Account, such as the Monthly Deduction and Monthly Expense Charge

Supplement G to this Prospectus contains a description of the procedures we use to calculate the value in the Fixed Account.

                             PERFORMANCE INFORMATION

We may include performance information in advertisements, sales literature and reports to Policy owners or prospective owners.

We may report performance information in any manner permitted under applicable law. For example, we may report total returns and average annual total returns for the Funds and the Sub-Accounts or present performance information as a change in a hypothetical Policy owner's Account Value or Death Benefit. The performance information may cover various periods of time, including periods beginning with the start of operations of a Sub-Account or the Fund in which it invests. Performance information may not reflect the deduction of all charges applicable to a particular Policy. For example, performance information may not reflect the deduction of the cost of insurance charge because of the individual nature of this charge. If all charges applicable to a particular Policy were included, performance would be reduced.

You can request a personalized illustration that shows the performance of a hypothetical Policy. The illustration will be based on the hypothetical investment return that you request. The Net Cash Surrender Value provided in the illustration will assume all Fund charges and expenses, all Separate Account 1 charges and all Policy charges are deducted. The Account Value provided in the illustration will assume all charges except the surrender charge are deducted. Your Policy's actual investment performance may not be the same as the performance of the hypothetical Policy shown in the illustration. You should not consider any performance information to be an estimate or guarantee of future performance.

We may also compare the performance of a Sub-Account to the performance of other separate accounts or investments as listed in rankings prepared by independent organizations that monitor the performance of separate accounts and other investments. We may also include evaluations of the Sub-Accounts published by nationally recognized ranking services or nationally recognized financial publications.

                                  VOTING RIGHTS

Because each Sub-Account invests in a corresponding Fund, Columbus Life is entitled to vote at any meeting of the Fund's shareholders. Columbus Life, on behalf of Separate Account 1, votes the shares of a Fund that are held by a Sub-Account according to the instructions of the holders of the Policies who have invested in that Sub-Account.

If you have money in a Sub-Account on the record date for a meeting of the shareholders of the corresponding Fund, we will ask you for voting instructions. Your voting instructions will apply to a specific number of Fund shares. We will calculate this number by determining the percentage of the Sub-Account that you own and applying this percentage to the total number of Fund shares that the Sub-Account owns.

We will mail materials to you at least 14 days before the shareholder meeting so you can provide your voting instructions to us. If we do not receive voting instructions from you, we will still vote the shares for which you are entitled to provide instructions. We will vote these shares in the same proportion as the voting instructions received from Policy holders who provide instructions. If Columbus Life itself is entitled to vote at the shareholders meeting, it will vote its shares in the same manner.

We may not ask the Policy holders for voting instructions if the applicable rules and regulations change and permit us to vote the shares of the Fund. We may also change the manner in which we calculate the number of shares for which you can provide voting instructions if the applicable rules and regulations change.

We may disregard the voting instructions of Policy holders under certain circumstances and state insurance regulators may require us to disregard these instructions under certain circumstances. If we disregard the voting instructions we receive, we will include a summary of our actions in our next report to you.

              COLUMBUS LIFE INSURANCE COMPANY & SEPARATE ACCOUNT 1

COLUMBUS LIFE INSURANCE COMPANY

Columbus Life Insurance Company (Columbus Life) is a stock life insurance company organized under the laws of the State of Ohio on September 8, 1986. It is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), a mutual life insurance company organized under the laws of the State of Ohio on February 23, 1888. Columbus Life issues insurance and annuity contracts and is located at 400 East Fourth Street, Cincinnati, Ohio 45202. Columbus Life is subject to supervision by the department of insurance of the various states in which it is licensed to transact business.

Investments allocated to the Fixed Account are held in Columbus Life's general account along with Columbus Life's other assets. The interests of the Fixed Account have not been registered under the Securities Act of 1933 and Columbus Life's general account has not been registered as an investment company under the Investment Company Act of 1940. As a result, the staff of the Securities and Exchange Commission has not reviewed the information in this Prospectus about the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain general provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Because of state insurance law requirements, Columbus Life maintains reserves to cover its obligations under the Policies. The assets of Separate Account 1 attributable to the Policies make up a part of these reserves. Although these reserves support the Policies, Policy owners have no ownership interest in these reserves and any excess reserves will be for the benefit of Columbus Life and not the Policy owners. The general account of Columbus Life is available to satisfy Columbus Life's obligations under the Policies.

Directors of Columbus Life. Columbus Life is managed by its Board of Directors, 4 of whom are also officers of Columbus Life or WSLIC. Each Director's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted. The following persons serve as directors of Columbus Life:

     Name                            Principal Occupation (Past 5 years)

     William  J. Williams            Chairman of the Board of Columbus Life
                                     since 1989; Chairman of the Board of WSLIC and Western-Southern Life Assurance
                                     Company (WSLAC) since 1989; Chief
                                     Executive Officer of WSLIC and WSLAC
                                     1989-1994.

     John  F. Barrett                Vice-Chairman of the Board of
                                     Columbus Life since 1987; Chief Executive
                                     Officer of WSLIC and WSLAC since 1994;
                                     President of WSLIC and WSLAC since 1989;
                                     Chief Operating Officer of WSLIC and WSLAC
                                     1989-1994.

     Lawrence L. Grypp               President and Chief Executive Officer of
                                     Columbus Life since 1999; President
                                     and Chief Executive Officer of Summit
                                     Financial Resources, Inc. 1998-1999;
                                     Executive Vice President of Massachusetts
                                     Mutual Life Insurance Company 1976-1996.

     James N. Clark                  Executive Vice President and
                                     Secretary of WSLIC and WSLAC since 1997;
                                     Executive Vice President, Secretary and
                                     Treasurer of WSLIC and WSLAC 1996-1997;
                                     Executive Vice President and Treasurer of
                                     WSLIC and WSLAC 1994-1996.

     Paul H. Amato                   Retired President and Chief Executive
                                     Officer of Columbus Life. 6216 Whileaway
                                     Drive, Loveland, Ohio 45140.

     Robert C. Savage                General Agent, Savage and Associates, 4427
                                     Talmadge Road, Building 2, Toledo,
                                     Ohio 43623.

     Ralph E. Waldo                  Retired President and Chief Executive
                                     Officer of Columbus Life. 3974 Patricia
                                     Drive, Columbus, Ohio 43220.

Officers of Columbus Life (other than directors). The senior officers of Columbus Life, other than the directors named above, and the officers responsible for the variable life operations are described below. Each officer's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted.

     Name                            Principal Occupation (Past 5 years)

     Clint D. Gibler                 Senior Vice President and Chief Information
                                     Officer of Columbus Life, WSLIC and WSLAC since 2000; Vice President of Technology of Columbus Life, WSLIC and WSLAC
                                     1996-2000; R&D Director of ATT Bell
                                     Laboratories 1981-1996.

     Nora  E. Moushey                Senior Vice President and Chief
                                     Actuary of Columbus Life, WSLIC and WSLAC since 1999; Senior Vice President of
                                     Products and Financial Management of
                                     Columbus Life 1993-1998.

     James M. Teeters                Senior Vice President of Insurance
                                     Operations of Columbus Life,
                                     WSLIC and WSLAC since 1999; Senior Vice
                                     President of Administration of Columbus
                                     Life 1991-1999; Senior Vice President of
                                     Administration of WSLIC and WSLAC
                                     1998-1999.

     Robert L. Walker                Senior Vice President and Chief
                                     Financial Officer of Columbus Life, WSLIC and WSLAC since 1998; Chief Financial
                                     Officer of National Data Corporation
                                     1997-1998; Senior Vice President and Chief
                                     Financial Officer of Providian Corporation
                                     1993-1997.

     Mark A. Wilkerson               Senior Vice President and Chief Marketing
                                     Officer of Columbus Life since 1990.

     William F. Ledwin               Vice President of Chief Investment
                                     Officer of Columbus Life since
                                     1987; Senior Vice President and Chief
                                     Investment Officer of WSLIC and WSLAC since
                                     1989; President of Fort Washington
                                     Investment Advisors, Inc. since 1990.

     Thomas D. Holdridge             Vice President of Underwriting of Columbus
                                     Life since 1980.

     Donald J. Wuebbling             Vice President and Secretary
                                     of Columbus Life since 1987; Senior Vice
                                     President and General Counsel of WSLIC and
                                     WSLAC since 1999; Vice President and
                                     General Counsel of WSLIC and WSLAC
                                     1988-1999.

     Edward S. Heenan                Vice President and Comptroller of Columbus
                                     Life, WSLIC and WSLAC since 1987.

     James J. Vance                  Vice President and Treasurer of
                                     Columbus Life, WSLIC and WSLAC since 1999;
                                     Treasurer of Columbus Life, WSLIC and WSLAC
                                     1997-1999; Assistant Treasurer of WSLIC and
                                     WSLAC 1995-1997; Director of Financial
                                     Research of WSLIC and WSLAC 1994-1995.

     Charles W. Wood, Jr.            Vice President of Sales and
                                     Marketing of Columbus Life since 1999; Vice
                                     President of Marketing Support of Columbus
                                     Life 1998-1999; Regional Vice President of
                                     Sales of Ameritas Life Insurance Company
                                     1996-1998; Senior Vice President and Chief
                                     Marketing Officer of Covenant Life
                                     Insurance Company 1988-1995.

     Mario J. San Marco              Vice President of Columbus Life since 1992;
                                     Vice President of WSLIC and WSLAC
                                     since 1988.

The directors, officers and employees of Columbus Life and Touchstone Securities are bonded in the amount of $12,500,000 by a Financial Institutions Blanket Bond, for dishonest, fraudulent, or criminal acts, wherever committed, and whether committed alone or in collusion with others.

SEPARATE ACCOUNT 1

Columbus Life established Columbus Life Separate Account 1 (Separate Account 1) under Ohio law on September 10, 1998. Separate Account 1 is registered with the SEC as a unit investment trust. We may operate Separate Account 1 as a management investment company or any other form permitted by law. We may also deregister Separate Account 1 if registration with the SEC is no longer required.

Separate Account 1 currently offers ___ Sub-Account options to purchasers of the Policies. Separate Account 1 holds the investments allocated to the Sub-Accounts by the owners of the Policies. It may also hold assets for the benefit of owners of certain other variable universal life insurance policies that it issues. Separate Account 1 invests the assets of each Sub-Account in an underlying Fund. The investment objective of a Sub-Account and the underlying Fund in which it invests are identical.

We own Separate Account 1's assets but we separate Separate Account 1's assets from our general account assets and the assets of our other separate accounts. Liabilities from other businesses we conduct will not be charged to Separate Account 1's assets. We hold Separate Account 1's assets exclusively for the benefit of owners and beneficiaries of the Policies and any other variable life insurance policies supported by Separate Account 1. We are obligated to pay all benefits provided under the Policies.

The income, capital gains and capital losses of each Sub-Account are credited to or charged against the assets of the Sub-Account without regard to the income, capital gains and capital losses of any other Sub-Account or Columbus Life.

                                SERVICE PROVIDERS

DISTRIBUTION OF THE POLICIES

Touchstone Securities, Inc. is the sole distributor of the Policy. Touchstone Securities is a wholly-owned subsidiary of IFS Financial Services, a wholly-owned subsidiary of WSLAC, a wholly-owned subsidiary of WSLIC. Touchstone Securities is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.
(NASD) and Securities Investor Protection Corporation (SIPC). The Policy will be sold by agents who have entered into distribution agreements with Touchstone Securities. The agents will be licensed insurance agents in those states where the Policy may be lawfully sold. The agents will also be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of NASD.

Columbus Life pays Touchstone Securities, or agents of Touchstone Securities, a commission of up to ___% of the initial target annual premium (annualized) of the Policy until that level of premiums has been paid. If more than the initial target annual premium is paid in the first year, Columbus Life pays an additional commission of up to 3% of all premiums in excess of the initial target annual premium. The amount of the initial target annual premium generally depends on the Base Specified Amount of a Policy. Each year thereafter, Columbus Life pays a commission of 4.5% or less on all premiums paid on a Policy. Each year Columbus Life also pays a service fee of 0.25% or less of the Account Value, less any Indebtedness. Touchstone Securities is generally responsible for paying its agents and representatives for distribution of the Policies.

SERVICE PROVIDERS TO THE FUNDS

The key service providers to each family of Funds in which the Sub-Accounts invest are indicated below:

----------------------------------------------------------------------------------------------------------------------
                                      AIM VARIABLE INSURANCE FUNDS, INC. (AIM)
                Advisor                                Custodian                       Distributor
                -------                                ---------                       -----------
AIM Advisors, Inc.                       State Street Bank and Trust Company    AIM Distributors, Inc.
11 Greenway Plaza, Suite 100             225 Franklin Street                    11 Greenway Plaza, Suite 100
Houston, TX 77046                        Boston, MA 02110                       Houston, TX 77046
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                           THE ALGER AMERICAN FUND (ALGER)
                Advisor                                Custodian                       Distributor
                -------                                ---------                       -----------
Fred Alger Management, Inc.              Custodial Trust Company                Alger Inc.
75 Maiden Lane                           101 Carnegie Center                    30 Montgomery Street
New York, NY 10038                       Princeton, NJ 08540                    Jersey City, NJ 07302
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                   DEUTSCHE ASSET MANAGEMENT VIT FUNDS (DEUTSCHE)
                Advisor                                Custodian                       Distributor
                -------                                ---------                       -----------
Bankers Trust Company                    Bankers Trust Company                  Provident Distributors, Inc.
130 Liberty Street                       130 Liberty Street                     Four Falls Corporate Center
New York, NY 10006                       New York, NY 10006                     West Conshohocken, PA 19428
---------------------------------------- -------------------------------------- --------------------------------------

                                    Page 69


----------------------------------------------------------------------------------------------------------------------
                                                   FIDELITY (Fidelity)
                Advisor                                Custodian                       Distributor

---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                     JANUS (Janus)
                Advisor                                Custodian                       Distributor

---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                         MFS VARIABLE INSURANCE TRUST (MFS)
                Advisor                                Custodian                       Distributor
                -------                                ---------                       -----------
Massachusetts Financial Services         State Street Bank and Trust Company    MFS Fund Distributors, Inc.
Company                                  225 Franklin Street                    500 Boyleston Street
500 Boyleston Street                     Boston, MA 02110                       Boston, MA 02116
Boston, MA 02116
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                       PIMCO VARIABLE INSURANCE TRUST (PIMCO)
                Advisor                                Custodian                       Distributor
                -------                                ---------                       -----------
Pacific Investment Management Company    Investors Fiduciary Trust Company      PIMCO Funds Distributors, Inc.
840 Newport Center Drive                 801 Pennsylvania                       2187 Atlantic Street
Newport Beach, CA 92660                  Kansas City, MO 64105                  Stamford, CT 06902
---------------------------------------- -------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                  TOUCHSTONE VARIABLE INSURANCE TRUST (TOUCHSTONE)
                Advisor                                Custodian                       Distributor
                -------                                ---------                       -----------
Touchstone Advisors, Inc.                Investors Bank & Trust Company         Touchstone Securities, Inc.
311 Pike Street                          200 Clarendon Street                   311 Pike Street
Cincinnati, OH 45202                     Boston, MA 02116                       Cincinnati, OH 45202
---------------------------------------- -------------------------------------- --------------------------------------


                                   TAX MATTERS

The following is a summary discussion of certain federal income tax matters that apply to your Policy. The following discussion does not purport to be complete or to cover all situations. The discussion is general in nature, and it should not be considered tax advice. You should consult your own tax advisor for more complete information.

The individual situation of each Policy owner or beneficiary will determine how ownership or receipt of the Policy's proceeds will be treated for purposes of federal estate tax, state inheritance tax and other taxes. Other than the very general overview of the effect of federal estate taxes on the Policy that is contained in the following discussion, the effect of federal estate tax, state inheritance tax and other taxes is generally not discussed herein.

The following discussion is also based on federal income tax law and interpretations in effect as of the date of this Prospectus and is subject to later changes in such tax law or interpretations. Except as is otherwise expressly noted below, this discussion assumes that you are the Policy owner and that you are a natural person who is a U.S. citizen and resident. The tax effects on an owner who is not a natural person, U.S. citizen or U.S. resident may be different than the effects discussed herein.

GENERAL

Your Policy will be treated as "life insurance" for federal income tax purposes
(a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), and (b) for as long as the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements.

Accordingly, provided that your Policy meets such requirements, the following federal income tax consequences should apply:

     o The death benefit received by the beneficiary under the Policy will not be subject to federal income tax; and

     o Increases in the Policy's cash value as a result of investment experience will not be subject to federal income tax unless and until there is a distribution from the Policy, such as a surrender or a withdrawal.

PAYMENT OF DEATH BENEFIT

In general, as long as your Policy is considered "life insurance," the death benefit payable under the Policy will not be included in the income of the beneficiary receiving such benefit for federal income tax purposes.

However, if such death benefit is paid in the form of an Income Plan (over a period of years) and not in a lump sum, then, in general, a portion of each payment will be tax-free but the remaining portion of each payment will be treated as interest on the death benefit and will be included in the beneficiary's income for federal income tax purposes. The portion of each such payment that will be treated as tax-free and the portion that will be treated as interest are determined under the provisions of Section 101 of the Code and U.S. Treasury Department regulations issued thereunder. The tax-free portion generally will be determined by spreading on a pro rata basis the single sum death benefit under the Policy over the anticipated number of payments under the applicable Income Plan.

PRE-DEATH DISTRIBUTIONS - TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS

The federal income tax consequences of a distribution from your Policy that does not reflect the payment of a death benefit under the Policy can be affected by whether the Policy is determined to be a "modified endowment contract." In all cases, however, the character of the income that is described in this and the following parts of this tax discussion as taxable to the recipient will be ordinary income (as opposed to capital gain).

Your Policy will generally be considered under the Code to be a "modified endowment contract" if, at any time during the first 7 Policy Years of the Policy, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a fixed-benefit insurance policy that provided a death benefit equal to the Policy's first-year death benefit and that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of 7 level annual premiums. This determination is called the "7-pay test."

Further, whenever there is a "material change" in your Policy, it will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) thereby subjected to a new 7-pay test over a new 7-year period. The new 7-pay test will be adjusted to take into account, under a prescribed formula, the accumulated cash value of the Policy at the time of the material change. Thus, a materially changed Policy will be considered a modified endowment contract if it fails to satisfy the new 7-pay test.

A material change in your Policy for these purposes could occur as a result of a change in the Policy's death benefit option, the selection of additional rider benefits under the Policy, an increase in the Policy's Specified Amount of coverage, or certain other changes.

If your Policy's benefits are reduced during the first 7 Policy Years of the Policy (or within 7 years after a material change in the Policy), the initial 7-pay test that applied to the Policy at the time of its issue (or, if applicable, at the time of the material change in the Policy) will be recalculated based on the reduced level of benefits and applied retroactively for purposes of such 7-pay test. (Such a reduction in benefits could include, for example, a decrease in the Policy's Specified Amount that you request or, in some cases, a withdrawal or termination of additional benefits under a rider to the Policy.) If the premiums previously paid are greater than the recalculated 7-pay test limit, the Policy will become a modified endowment contract. If your Policy is received in exchange for a modified endowment contract, it will also be considered a modified endowment contract.

Changes made in your Policy (for example, a decrease in the Policy's benefits or a lapse or reinstatement of the Policy) may also impact the maximum amount of premiums that can be paid under the Policy as well as the maximum amount of cash value that may be maintained under the Policy.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT

This part of the tax discussion summarizes the federal income tax purposes of a distribution to you from your Policy (that does not reflect the payment of a death benefit under the Policy) when the Policy is not considered a modified endowment contract.

Loans. As long as your Policy remains in force during the Insured's lifetime (and is not a modified endowment contract), no part of the proceeds of a loan from the Policy will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

If a loan is still outstanding when the Policy is surrendered or lapses, however, the then outstanding loan amount will be included in your income for federal income tax purposes at that time to the extent the cash value of the Policy exceeds your "basis" in the Policy. Generally your "basis" in the Policy will equal the premiums you have paid on the Policy less the amount of any previous distributions from the Policy that were taxable.

Withdrawals. After the first 15 Policy Years of your Policy, the proceeds from a withdrawal will be subject to federal income tax to the extent such proceeds exceed your "basis" in the Policy. Your "basis" in the Policy generally will equal the premiums you have paid on the Policy, less the amount of any previous distributions from the Policy that were not taxable.

During the first 15 Policy Years of your Policy, the proceeds from a withdrawal or a reduction in insurance coverage generally will be subject to federal income tax to the extent that the then cash surrender value under the Policy exceeds your "basis" in the Policy, up to certain limits that are set forth in Section 7702 of the Code.

These limits generally are based on the amount by which your premiums on the Policy or the Policy's cash surrender value immediately before the withdrawal or reductions in coverage exceeds the amount of premiums or cash surrender value that was needed for the Policy to be considered a life insurance policy under the Code immediately before the withdrawal or reduction in coverage. These limits also depend in part on whether the withdrawal or reduction in coverage occurs in the first 5 Policy Years of the Policy.

Surrender or Termination. Upon full surrender of your Policy, any excess in the amount of the proceeds we pay (including for this purpose amounts we use to discharge any Policy loan) over your "basis" in the Policy will be subject to federal income tax. You will generally not be taxed on the portion of the proceeds that does not exceed your "basis" in the Policy. Your "basis" in the Policy generally will equal the premiums you have paid on the Policy less the amount of any previous distributions from the Policy that were taxable.

In addition, if your Policy terminates while there is a Policy loan outstanding, the cancellation of the loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules.

Assignment. Finally, if you make an assignment of rights or benefits under your Policy, you may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT

This part of the tax discussion summarizes the federal income tax purposes of a distribution to you from your Policy (that does not reflect the payment of a death benefit under the Policy) when the Policy is considered a modified endowment contract.

If your Policy is considered a modified endowment contract, any distribution from the Policy during the Insured's lifetime will generally be taxed on an "income-first" basis and hence will be included in your income for federal income tax purposes to the extent the then cash surrender value of the Policy exceeds your then "basis" in the Policy. For modified endowment contracts, your "basis" in the Policy is similar to the basis described above that would apply if the Policy were not a modified endowment contract, except that your "basis" would be increased by the amount of any prior loan under the Policy that was considered taxable income to you.

Distributions for this purpose generally include a loan received under the Policy (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or a withdrawal from the Policy. Thus, any such distributions will be considered taxable income to you to the extent the cash surrender value exceeds your "basis" in the Policy.

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain tax-qualified plans) during any calendar year are aggregated and treated as if they were a single modified endowment contract. Thus, if your Policy is considered a modified endowment contract and other modified endowment contracts issued by us (or an affiliate of ours) were issued to you in addition to the Policy during any calendar year, the Policy and such other contracts are considered one contract in determining the tax on any distribution under the Policy or one of such other contracts.

The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

Further, a 10% penalty tax will also generally apply under the federal income tax provisions of the Code to the taxable portion of a distribution to you from your Policy if it is a modified endowment contract. The penalty tax will not, however, apply to a distribution that is made:

     o    To you after you have attained age 59 1/2

     o In the case of your disability (as defined in the Code and generally limited to a disability that is expected to result in your death or be of indefinite duration and that prevents you from working in any job) or

     o Received as part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectances) of you and a beneficiary under the Policy.

Surrender or Termination. In addition, upon a full surrender of the Policy, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your "basis" in the Policy will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

If your Policy terminates after a Grace Period while there is a Policy loan outstanding, the cancellation of the loan will be treated as a distribution (to the extent not previously treated as a distribution) and could be subject to federal income tax, including the 10% penalty tax, as described above.

Applicable Time Periods. Distributions that occur during a Policy Year in which your Policy becomes a modified endowment contract, and during any subsequent Policy Years, will be taxed as described in this part of the discussion as distributions from a modified endowment contract. In addition, distributions from your Policy within two years before it becomes a modified endowment contract also will be subject to federal income tax in this manner. This means that a distribution made from the Policy when it was not a modified endowment contract could later become taxable as a distribution from a modified endowment contract if the Policy, subsequently, becomes a modified endowment contract (by reason of later failing the 7-pay test).

The U.S. Treasury Department has been authorized to prescribe rules that would treat other distributions from the Policy made in anticipation of the Policy becoming a modified endowment contract in a similar fashion.

POLICY LAPSES AND REINSTATEMENTS

The lapse of your Policy may have the tax consequences described above for surrenders and terminations, even if you may be able to reinstate the Policy. For federal income tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

DIVERSIFICATION

As has been noted before, your Policy will be treated as "life insurance" for federal income tax purposes only if, among other things, the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Section 817(h) of the Code.

The U.S. Treasury Department has issued regulations that implement the investment diversification requirements of Code Section 817(h). If we fail to comply with these regulations, your Policy will be disqualified as a life insurance policy under Section 7702 of the Code and you will be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Separate Account 1, through the Funds, therefore intends to comply with these requirements.

In connection with the issuance of then temporary diversification regulations, the U.S. Treasury Department stated that it anticipated the issuance of guidelines that could describe certain circumstances in which your ability as the owner of your Policy to direct your investments under the Policy to particular sub-accounts within Separate Account 1 would cause you, rather than Columbus Life, to be treated as the owner of the assets of Separate Account 1. If you were considered the owner of the assets of Separate Account 1, income and gains from Separate Account 1 would be included in your income for federal income tax purposes. Columbus Life thus reserves the right to amend the Policy in any way necessary to avoid any such result.

As of the date of this Prospectus, however, no such guidelines have been issued, although the U.S. Treasury Department has informally indicated that any such guidelines could limit the number of investment funds or the frequency of transfers among such funds. If issued, these guidelines may be applied by us retroactively.

ESTATE AND GENERATION SKIPPING TAXES

As noted before, this tax discussion generally addresses only federal income tax matters. We do, however, want to note as a general matter that, if you are the Insured under your Policy, the death benefit under the Policy will generally be includable in your estate for purposes of federal estate tax. If you are not the Insured, then, under certain conditions, only the replacement value, an amount approximately equal to the cash surrender value of the Policy, will be includable in your estate for purposes of federal estate tax.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, under the law in effect as of the date of this Prospectus, estates of less than $650,000 (with such amount increasing incrementally to $1 million by 2006) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes to the extent your estate is to be distributed to your surviving spouse.

If you are not the Insured under the Policy, and you die before the Insured, the value of your Policy, as determined under U.S. Treasury Department regulations, is includable in your estate for federal estate tax purposes. Whether a federal estate tax is payable depends on a variety of factors, including those listed in the preceding paragraph.

As a general rule, if a "transfer" under the Policy is made to a person who is two or more generations younger than you, a generation skipping transfer tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping transfer tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. As of the date of this Prospectus, individuals are allowed an aggregate generation skipping transfer tax exemption of $1,030,000. This amount is indexed for inflation annually.

Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially when benefits under the Policy are passing to younger generations.

The particular situation of the Policy's owner, Insured and/or beneficiary will determine how ownership or receipt of the Policy's proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

PENSION AND PROFIT-SHARING PLANS

If the Policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan that is qualified as a tax-favored plan under
Section 401(a) of the Code for the benefit of a participant covered under the plan, the federal income tax treatment of the Policy will be somewhat different from that described in the foregoing parts of this tax discussion.

If the Policy is purchased as part of a pension or profit-sharing plan for the benefit of a plan participant, the reasonable net premium cost for the amount of insurance under the Policy is generally required to be included annually in the applicable plan participant's income for federal income tax purposes. This cost is generally determined by tables issued by the Internal Revenue Service or, if less, the insurance company's rates as to the cost of individual one-year term insurance for standard risks. This cost (generally referred to as the "P.S.-58" cost) is reported to the participant annually.

If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the Policy's death benefit over the Policy's cash surrender value generally will not be subject to federal income tax. However, the Policy's cash surrender value will generally still be taxable in this situation to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant.

Special rules may apply if the participant borrowed from the Policy or was considered an owner-employee under the plan (such as the sole proprietor, a 10% partner, or 5% Subchapter S corporation owner of the employer of the plan).

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax-qualified plan. You should consult with the plan administrator and a qualified tax advisor in such situation.

OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when the Policy is held by an employee or a trust, or acquired by an employee, in connection with the provision of other employee benefits. In particular, such a Policy owner must consider whether the Policy was applied for by (or issued to) a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the named beneficiary under the Policy to receive a death benefit.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended (ERISA). An employer or trust should consult a qualified legal advisor as to the effect of ERISA in any case when the Policy is purchased in connection with an employee benefit plan.

WITHHOLDING

Payments received by you from your Policy (other than the payment of a tax-free death benefit under the Policy) are generally subject to federal income tax withholding to the extent it is reasonable to believe that they will be includable in income for federal income tax purposes, except that you generally are permitted to elect not to have federal income taxes withheld from such payments if you notify us on a timely basis that you are making this election (and meet certain reporting requirements as to such election).

If federal income tax withholding applies to the payment, the withholding is generally taken at the same rate as is taken on wages; except that, if the payments are not payable over a period of more than a year, the withholding is generally taken at a 10% rate. In some cases, when generation skipping taxes may apply, we may also be required to withhold for such taxes unless we receive satisfactory written notification that no such taxes are due.

CHANGES IN TAX LAWS

Your Policy may be affected by changes that occur in the federal income tax laws and by other tax laws, such as state or local income tax laws, federal estate and gift tax laws and local estate and other similar laws (which other laws are generally not discussed in this Prospectus). We have also not discussed the effect of possible tax law changes on the Policy in this tax discussion. We suggest that you consult a tax advisor if you have questions about the effects of such other tax laws or of possible changes in the tax laws.

TAXATION OF COLUMBUS LIFE

Columbus Life is taxed as a life insurance company under federal income tax laws. Columbus Life does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to Separate Account 1. If, in the future, Columbus Life determines that Separate Account 1 may incur federal income taxes, then it may assess a charge against the Sub-Accounts for those taxes. Any charge will reduce your Policy's Account Value.

We may have to pay state, local or other taxes in addition to premium taxes. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to Separate Account 1 or allocable to your Policy.

Finally, certain Funds in which the Sub-Accounts are invested may elect to pass through to Columbus Life taxes withheld by foreign taxing jurisdictions of foreign source income. Such an election may result in additional taxable income and income tax to Columbus Life, which could result in charges being made for such taxes. The amount of the additional income tax, however, may be more than offset by credits for the foreign taxes withheld that are also passed through. These credits may provide a benefit to Columbus Life.

                            OTHER GENERAL INFORMATION

LEGAL MATTERS

Frost & Jacobs LLP has advised Columbus Life on certain federal securities law matters. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and Columbus Life's right to issue the Policy under Ohio insurance law, have been passed upon by Donald J. Wuebbling, Esq., Senior Vice President and General Counsel of WSLIC.

EXPERTS

____________________, independent auditors, have audited the financial statements of Columbus Life Insurance Company Separate Account 1 and Columbus Life Insurance Company at December 31, 1999 and for the periods then ended, as set forth in their reports. We have included our financial statements in this Prospectus and elsewhere in the registration statement in reliance on ________________'s reports, given on their authority as experts in accounting and auditing.

We have also included in this Prospectus the unaudited interim financial statements of Separate Account 1 and Columbus Life for the quarter ended September 30, 2000.

Actuarial matters in the Prospectus have been examined by ___________ as stated in his opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

This Prospectus contains financial statements for Separate Account 1 and consolidated financial statements of Columbus Life. The financial statements of Columbus Life included in this Prospectus are relevant only for the purpose of showing the ability of Columbus Life to meet its contractual obligations under the Policies. The financial statements of Columbus Life do not show or contain any information about the investment performance of Separate Account 1.

                                  SUPPLEMENT A
                              POLICY ILLUSTRATIONS

The following tables illustrate how the Death Benefits, Account Values and Net Cash Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the investment options equivalent to constant gross annual rates of 0% and 10%.

The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policy owner. Also, values would be different from those shown if the gross annual investment returns averaged 0% and 10% over a period of years but fluctuated above and below those averages for individual Policy Years.

The tables assume that the Sub-Accounts are subject to a daily charge for Fund advisory fees and operating expenses equivalent to an annual rate of ____% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each available Fund underlying the Sub-Accounts for the last fiscal year (estimated for Funds beginning operations in 1999 or later) and takes into account current expense caps or expense reimbursement arrangements. The fees and expenses of each underlying Fund vary, and the total fees and expenses used in the above calculation ranged from an annual rate of ___% to an annual rate of ____% of average daily net assets. For more information on the investment option expenses, see the "Policy at a Glance" at the beginning of the Prospectus.

The hypothetical gross annual rates of investment return of 0% and 10%, when adjusted for the above daily charges, result in the following net effective annual rates of return: ___% and ___%, respectively.

The tables reflect the deduction of all applicable Policy charges and deductions described in the Prospectus for the hypothetical Insured. The Net Cash Surrender Values illustrated in the tables also reflect the deduction of applicable surrender charges. The current Policy charges and deductions and the higher guaranteed maximum Policy charges and deductions Columbus Life may charge are reflected in separate tables on each of the following pages. The amounts shown are at the end of each Policy Year.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account 1 since Columbus Life is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0% or 10% by an amount sufficient to cover tax charges in order to produce the Death Benefits, Account Values and Net Cash Surrender Values illustrated.

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Sub-Accounts, if no Policy loans have been made and if death benefit Option 1 has been selected.

                                    Page A-1

The tables are also based on the assumptions that the Policy owner has not requested an increase or a decrease in Specified Amount, that no withdrawals or transfers have been made and that the Policy owner did not purchase the Additional Life Rider.

Upon request, Columbus Life will provide you with a comparable illustration based upon the proposed Insured's age, gender and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #1


-------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                     $100,000.00 Specified Amount
Male Issue Age 35                                        Death Benefit Option 1
-------------------------------------------------------------------------------
Preferred - TNU                                           $xx.xx Annual Premium
-------------------------------------------------------------------------------
 .
FLEXIBLE PREMIUM               The Policy is a flexible premium product because
VARIABLE UNIVERSAL             you can change the amount  and frequency of your
LIFE INSURANCE                 premium payments within limits. It is variable
                               life insurance because your policy values may vary with the performance of the policy's
                               Sub-Accounts.

UNDERWRITING CLASS:            The cost of insurance for this illustration is
MALE PREFERRED TOBACCO         based on the assumption the policy is issued with
NON-USER                       the underwriting class listed at the left. Actual
                               costof insurance will depend on the outcome of the underwriting process and may vary from what is shown on the illustration.

DEATH BENEFIT OPTION           You may select from two options. Option 1
                               provides an initial Death Benefit equal
                               to the Specified Amount. Option 2 provides an initial Death Benefit equal to the Specified
                               Amount plus the Account Value.

INITIAL SPECIFIED AMOUNT       The Specified Amount assumed at issue is shown
$100,000                       on the left. The actual amount payable at death
                               will depend on the death benefit option and may be decreased by loans or withdrawals, or increased by additional insurance benefits. The insurance contract will specify how to determine the death benefit. The Death Benefits are illustrated as of the end of each policy year.

INITIAL PLANNED PREMIUM        The planned premiums, including lump-sum
OUTLAY $XX.XX ANNUAL           premiums, are shown in the yearly detail of this
                               illustration. Values will be different if premiums are paid with a different frequency or in different amounts. This illustration assumes that 100% of the premiums are allocated to the Sub-Accounts.

MINIMUM ANNUAL PREMIUM FOR     Paying the Five-Year No-Lapse Guarantee premium,
FIVE-YEAR NO-LAPSE GUARANTEE   will keep the policy in  force for five years
$XX.XX                         even if the Net Cash Surrender Value of the
                               Policy is  less than the next Monthly
                               Deduction and Monthly Expense Charge, and regardless of investment performance. At least
                               1/12 of this minimum premium must be paid in order to place the Policy in force.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #1

-------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                     $100,000.00 Specified Amount
Male Issue Age 35                                        Death Benefit Option 1
-------------------------------------------------------------------------------
Preferred - TNU                                           $xx.xx Annual Premium
-------------------------------------------------------------------------------

NON-GUARANTEED ELEMENTS OF     The cost of insurance and the Policy charges are
THE POLICY                     guaranteed to be no higher than the maximums
                               stated in the Policy and Prospectus. The current cost of insurance and current Policy charges are not guaranteed. The Account Value will depend on the allocation to and performance of the various
                               Sub-Accounts as well as the non-guaranteed elements of the Policy. No minimum Account Value is guaranteed for amounts allocated to the Sub-Accounts.

EXTENDED MATURITY              If the policy is still in force on the Policy
                               Anniversary after the Insured's 100th birthday, the Death Benefit will continue. All accounts will be transferred to the Fixed Account will begin earning interest at the Fixed
                               Account's then current rate. Also, the interest rate credited to your Loan Account will be increased to equal the interest rate charged against any Policy loans. After that time, reduced by the amount of any Indebtedness. No further premiums may be paid, no costs or charges will be deducted, and no further loans will be permitted, no further transfers will be permitted and your Death Benefit will be revised to equal your Net Cash Surrender Value.

NON-GUARANTEED ELEMENTS        The current cost of insurance rates and charges
                               are subject to change. Account Values will vary from those illustrated if actual rates differ from those assumed. The hypothetical gross rates of return are illustrative only and do not represent past or future investment results.
                               Actual investment results may be more or less than those shown and will depend on investment allocations and the investment experience of the Sub-Accounts. No representation is being made that these hypothetical returns can be achieved over any time period. No minimum Account Value is guaranteed for amounts allocated to the Sub-Accounts. If actual earnings in the Sub-Accounts over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the policy will perform exactly as illustrated. Fluctuations in actual earnings will not give the same accumulated result as a constant earnings rate.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #1

-------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                    $100,000.00 Specified Amount
Male Issue Age 35                                       Death Benefit Option 1
-------------------------------------------------------------------------------
Preferred - TNU                                          $xx.xx Annual Premium
-------------------------------------------------------------------------------


                                                                  Current Charges
                                           10.00% Gross (8.12 % Net)          0.00% Gross (-1.71 % Net)
                                       ---------------------------------- -----------------------------------
                                          Hypothetical Rate of Return        Hypothetical Rate of Return
                                       ---------------------------------- -----------------------------------
           End                                       Net Cash                           Net Cash
            of      Premium              Account     Surrender   Death      Account     Surrender   Death
  Age       Yr       Outlay     Mode      Value       Value      Benefit     Value       Value      Benefit
--------- ------- ----------- -------- ---------- ------------ ---------- ---------- ------------ -----------


   36       1                    A
   37       2                    A
   38       3                    A
   39       4                    A
   40       5                    A

   41       6                    A
   42       7                    A
   43       8                    A
   44       9                    A
   45       10                   A

   46       11                   A
   47       12                   A
   48       13                   A
   49       14                   A
   50       15                   A

   51       16                   A
   52       17                   A
   53       18                   A
   54       19                   A
   55       20                   A



Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Value, Net Cash Surrender Value and Death Benefit reflect these net investment returns as well as all other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any Fund selected.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #1

-------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                    $100,000.00 Specified Amount
Male Issue Age 35                                       Death Benefit Option 1
-------------------------------------------------------------------------------
Preferred - TNU                                          $xx.xx Annual Premium
-------------------------------------------------------------------------------


                                                                  Maximum Charges
                                            10.00% Gross (8.01% Net)           0.00% Gross (-1.81% Net)
                                       ----------------------------------- ----------------------------------
                                          Hypothetical Rate of Return         Hypothetical Rate of Return
                                       ----------------------------------- ----------------------------------
          End                                       Net Cash                            Net Cash
           of      Premium              Account     Surrender   Death       Account     Surrender   Death
  Age      Yr       Outlay     Mode      Value       Value      Benefit      Value       Value      Benefit
--------- ------- ----------- -------- ---------- ------------ ----------- ---------- ------------ ----------


   36       1                    A
   37       2                    A
   38       3                    A
   39       4                    A
   40       5                    A

   41       6                    A
   42       7                    A
   43       8                    A
   44       9                    A
   45       10                   A

   46       11                   A
   47       12                   A
   48       13                   A
   49       14                   A
   50       15                   A

   51       16                   A
   52       17                   A
   53       18                   A
   54       19                   A
   55       20                   A


Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Value, Net Cash Surrender Value and Death Benefit reflect these net investment returns as well as all other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any Fund selected.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #2

------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                   $100,000.00 Specified Amount
Male Issue Age ___                                     Death Benefit Option 1
------------------------------------------------------------------------------
Preferred - TNU                                         $xx.xx Annual Premium
------------------------------------------------------------------------------
 .
FLEXIBLE PREMIUM VARIABLE      The Policy is a flexible premium product because
UNIVERSAL LIFE INSURANCE       you can change the amount and frequency of your
                               premium payments within limits. It is variable life insurance because your policy values may vary with the performance of the policy's
                               Sub-Accounts.

UNDERWRITING CLASS:            The cost of insurance for this illustration is
MALE PREFERRED  TOBACCO        based on the assumption the policy is issued with
NON-USER                       the underwriting class listed at the left. Actual
                               cost of insurance will depend on the outcome of the underwriting process and may vary from what is shown on the illustration.

DEATH BENEFIT OPTION           You may select from two options. Option 1
                               provides an initial Death Benefit equal to the Specified Amount. Option 2 provides an initial
                               Death Benefit equal to the Specified Amount plus the Account Value.

INITIAL SPECIFIED AMOUNT       The Specified Amount assumed at issue is shown on
$100,000                       the left. The actual amount payable at death will
                               depend on the death benefit option and may be decreased by loans or withdrawals, or increased by additional insurance benefits. The insurance contract will specify how to determine the death benefit. The Death Benefits are illustrated as of the end of each policy year.

INITIAL PLANNED PREMIUM        The planned premiums, including lump-sum
OUTLAY $XX.XX ANNUAL           premiums, are shown in the yearly detail of this
                               illustration. Values will be different if premiums are paid with a different frequency or in different amounts. This illustration assumes that 100% of the premiums are allocated to the Sub-Accounts.

MINIMUM ANNUAL PREMIUM FOR     Paying the Five-Year No-Lapse Guarantee premium,
FIVE-YEAR NO-LAPSE GUARANTEE   will keep the policy in  force for five years
$XX.XX                         even if the Net Cash Surrender Value of the
                               Policy is  less than the next Monthly
                               Deduction and Monthly Expense Charge, and regardless of investment performance. At least
                               1/12 of this minimum premium must be paid in order to place the Policy in force.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #2

-------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                    $100,000.00 Specified Amount
Male Issue Age ___                                      Death Benefit Option 1
-------------------------------------------------------------------------------
Preferred - TNU                                          $xx.xx Annual Premium
-------------------------------------------------------------------------------

NON-GUARANTEED ELEMENTS OF     The cost of insurance and the Policy charges are
THE POLICY                     guaranteed to be no higher than the maximums
                               stated in the Policy and Prospectus. The current cost of insurance and current Policy charges are not guaranteed. The Account Value will depend on the allocation to and performance of the various
                               Sub-Accounts as well as the non-guaranteed elements of the Policy. No minimum Account Value is guaranteed for amounts allocated to the Sub-Accounts.

EXTENDED MATURITY              If the policy is still in force on the Policy
                               Anniversary after the Insured's 100th birthday, the Death Benefit will continue. All accounts will be transferred to the Fixed Account will begin earning interest at the Fixed
                               Account's then current rate. Also, the interest rate credited to your Loan Account will be increased to equal the interest rate charged against any Policy loans. After that time, reduced by the amount of any Indebtedness. No further premiums may be paid, no costs or charges will be deducted, and no further loans will be permitted, no further transfers will be permitted and your Death Benefit will be revised to equal your Net Cash Surrender Value.

NON-GUARANTEED ELEMENTS        The current cost of insurance rates and charges
                               are subject to change. Account Values will vary from those illustrated if actual rates differ from those assumed. The hypothetical gross rates of return are illustrative only and do not represent past or future investment results.
                               Actual investment results may be more or less than those shown and will depend on investment allocations and the investment experience of the Sub-Accounts. No representation is being made that these hypothetical returns can be achieved over any time period. No minimum Account Value is guaranteed for amounts allocated to the Sub-Accounts. If actual earnings in the Sub-Accounts over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the policy will perform exactly as illustrated. Fluctuations in actual earnings will not give the same accumulated result as a constant earnings rate.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #2

------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                   $100,000.00 Specified Amount
Male Issue Age ___                                     Death Benefit Option 1
------------------------------------------------------------------------------
Preferred - TNU                                         $xx.xx Annual Premium
------------------------------------------------------------------------------


                                                                  Current Charges
                                           10.00% Gross (8.12 % Net)          0.00% Gross (-1.71 % Net)
                                       ---------------------------------- -----------------------------------
                                          Hypothetical Rate of Return        Hypothetical Rate of Return
                                       ---------------------------------- -----------------------------------
           End                                       Net Cash                           Net Cash
            of      Premium              Account     Surrender  Death      Account      Surrender  Death
  Age       Yr      Outlay     Mode      Value       Value      Benefit     Value       Value      Benefit
--------- ------- ----------- -------- ---------- ------------ ---------- ---------- ------------ -----------


   36       1                    A
   37       2                    A
   38       3                    A
   39       4                    A
   40       5                    A

   41       6                    A
   42       7                    A
   43       8                    A
   44       9                    A
   45       10                   A

   46       11                   A
   47       12                   A
   48       13                   A
   49       14                   A
   50       15                   A

   51       16                   A
   52       17                   A
   53       18                   A
   54       19                   A
   55       20                   A



Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Value, Net Cash Surrender Value and Death Benefit reflect these net investment returns as well as all other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any Fund selected.

                COLUMBUS LIFE INSURANCE COMPANY--ILLUSTRATION #2

-------------------------------------------------------------------------------
Designed for John J. Doe, M.D.                    $100,000.00 Specified Amount
Male Issue Age ___                                      Death Benefit Option 1
-------------------------------------------------------------------------------
Preferred - TNU                                          $xx.xx Annual Premium
-------------------------------------------------------------------------------


                                                                  Maximum Charges
                                            10.00% Gross (8.01% Net)           0.00% Gross (-1.81% Net)
                                       ----------------------------------- ----------------------------------
                                          Hypothetical Rate of Return         Hypothetical Rate of Return
                                       ----------------------------------- ----------------------------------
           End                                       Net Cash                           Net Cash
            of      Premium              Account   Surrender    Death        Account    Surrender   Death
  Age       Yr      Outlay     Mode      Value      Value       Benefit      Value      Value       Benefit
--------- ------- ----------- -------- ---------- ------------ ----------- ---------- ------------ ----------


   36       1                    A
   37       2                    A
   38       3                    A
   39       4                    A
   40       5                    A

   41       6                    A
   42       7                    A
   43       8                    A
   44       9                    A
   45       10                   A

   46       11                   A
   47       12                   A
   48       13                   A
   49       14                   A
   50       15                   A

   51       16                   A
   52       17                   A
   53       18                   A
   54       19                   A
   55       20                   A



Net investment return percentages shown at the top of the page are calculated as the hypothetical gross investment return less all asset-based charges shown in the Prospectus. The amounts shown in the columns labeled under Account Value, Net Cash Surrender Value and Death Benefit reflect these net investment returns as well as all other applicable types of insurance costs, deductions and charges shown in the Prospectus. This illustration does not project performance of any Fund selected.


                                  SUPPLEMENT B
                    TABLE OF APPLICABLE DEATH BENEFIT FACTORS

   INSURED'S AGE LAST   APPLICABLE DEATH       INSURED'S AGE    APPLICABLE DEATH       INSURED'S AGE   APPLICABLE DEATH
   POLICY ANNIVERSARY    BENEFIT FACTOR         LAST POLICY      BENEFIT FACTOR         LAST POLICY     BENEFIT FACTOR
                                                ANNIVERSARY                             ANNIVERSARY
   ------------------   ----------------       -------------    ----------------       -------------   ----------------


      1 through 40            2.50                   54               1.57                  68               1.17
           41                 2.43                   55               1.50                  69               1.16
           42                 2.36                   56               1.46                  70               1.15
           43                 2.29                   57               1.42                  71               1.13
           44                 2.22                   58               1.38                  72               1.11
           45                 2.15                   59               1.34                  73               1.09
           46                 2.09                   60               1.30                  74               1.07
           47                 2.03                   61               1.28             75 through 90         1.05
           48                 1.97                   62               1.26                  91               1.04
           49                 1.91                   63               1.24                  92               1.03
           50                 1.85                   64               1.22                  93               1.02
           51                 1.78                   65               1.20                  94               1.01
           52                 1.71                   66               1.19             95 or higher          1.00
           53                 1.64                   67               1.18


                                  SUPPLEMENT C
                       TABLE OF COST OF INSURANCE CHARGES

The Guaranteed Maximum Monthly Cost of Insurance Charges per $1,000 of Specified Amount for an Insured in the standard or preferred underwriting class are listed in the table below (Based on 1980 CSO Mortality Table, Age Last Birthday). For any insured in a special or substandard rate class, the rate above must be multiplied by the appropriate rating factor, as shown in an amendment added to the policy.

                                                             [***NUMBERS TO BE UPDATED***]
             ----------------------------       --------------------------------------------------------
                    Juvenile Ages                                          Adult Ages
             ----------------------------       --------------------------------------------------------
                                                             Male        Male      Female     Female
              Attained                          Attained    Tobacco    Tobacco    Tobacco     Tobacco
                Age      Male   Female             Age    Abstainer*    User**   Abstainer*   User**
                ---      ----   ------             ---    ----------    ------   ----------   ------


                 0       0.09    0.07              20        0.14        0.19       0.08       0.10
                 1       0.09    0.07              21        0.14        0.19       0.09       0.10
                 2       0.08    0.07              22        0.14        0.19       0.09       0.10
                 3       0.08    0.07              23        0.13        0.19       0.09       0.10
                 4       0.08    0.06              24        0.13        0.18       0.09       0.11
                 5       0.07    0.06              25        0.13        0.18       0.09       0.11
                 6       0.07    0.06              26        0.12        0.17       0.09       0.11
                 7       0.07    0.06              27        0.12        0.17       0.10       0.12
                 8       0.06    0.06              28        0.12        0.17       0.10       0.12
                 9       0.06    0.06              29        0.12        0.17       0.10       0.13
                 10      0.06    0.06              30        0.12        0.18       0.10       0.13
                 11      0.07    0.06              31        0.12        0.18       0.11       0.14
                 12      0.08    0.06              32        0.13        0.19       0.11       0.14
                 13      0.09    0.06              33        0.13        0.20       0.12       0.15
                 14      0.10    0.07              34        0.14        0.21       0.12       0.16
                 15      0.12    0.07              35        0.14        0.23       0.13       0.17
                 16      0.13    0.08              36        0.15        0.24       0.13       0.18
                 17      0.14    0.08              37        0.16        0.26       0.14       0.20
                 18      0.15    0.08              38        0.17        0.29       0.16       0.22
                 19      0.16    0.09              39        0.18        0.31       0.17       0.24
             ----------------------------          40        0.20        0.35       0.18       0.26
                                                   41        0.21        0.38       0.20       0.29
                                                   42        0.23        0.42       0.21       0.32
                * Abstainer generally              43        0.25        0.46       0.23       0.34
             means the Insured does not            44        0.27        0.50       0.24       0.37
                use tobacco products.              45        0.29        0.55       0.26       0.40
                                                   46        0.31        0.60       0.28       0.43
                                                   47        0.34        0.65       0.29       0.46
               ** User generally means             48        0.36        0.71       0.31       0.49
              the Insured uses tobacco             49        0.39        0.77       0.34       0.53
                      products.                    50        0.43        0.84       0.36       0.57
                                                   51        0.47        0.92       0.39       0.61
                                                   52        0.51        1.00       0.42       0.65
                                                   53        0.57        1.11       0.46       0.71
                                                   54        0.62        1.22       0.49       0.76
                                                   55        0.69        1.33       0.53       0.81
                                                --------------------------------------------------------

                                     Page 1


                                                --------------------------------------------------------
                                                                      Adult Ages
                                                --------------------------------------------------------
                                                             Male        Male      Female     Female
                                                Attained    Tobacco    Tobacco    Tobacco     Tobacco
                                                   Age    Abstainer*    User**   Abstainer*   User**


                                                   56        0.76        1.46       0.57       0.87
                                                   57        0.83        1.59       0.61       0.92
                                                   58        0.92        1.73       0.65       0.97
                                                   59        1.01        1.88       0.69       1.02
                                                   60        1.12        2.04       0.74       1.09
                                                   61        1.23        2.23       0.80       1.16
                                                   62        1.37        2.45       0.88       1.27
                                                   63        1.52        2.68       0.97       1.39
                                                   64        1.69        2.95       1.08       1.53
                                                   65        1.88        3.22       1.20       1.68
                                                   66        2.08        3.52       1.32       1.83
                                                   67        2.30        3.82       1.44       1.97
                                                   68        2.53        4.14       1.57       2.12
                                                   69        2.80        4.49       1.71       2.28
                                                   70        3.10        4.88       1.88       2.47
                                                   71        3.44        5.31       2.08       2.71
                                                   72        3.84        5.81       2.33       3.01
                                                   73        4.29        6.37       2.64       3.36
                                                   74        4.79        6.98       2.98       3.77
                                                   75        5.33        7.64       3.38       4.21
                                                   76        5.91        8.32       3.80       4.69
                                                   77        6.51        9.01       4.26       5.19
                                                   78        7.15        9.71       4.76       5.73
                                                   79        7.85       10.45       5.32       6.31
                                                   80        8.62       11.26       5.96       6.97
                                                   81        9.50       12.15       6.70       7.73
                * Abstainer generally              82        10.50      13.16       7.56       8.60
             means the Insured does not            83        11.63      14.26       8.55       9.61
                use tobacco products.              84        12.86      15.43       9.65       10.73
                                                   85        14.18      16.62      10.86       11.93
                                                   86        15.57      17.80      12.17       13.21
               ** User generally means             87        17.00      19.04      13.59       14.57
              the Insured uses tobacco             88        18.49      20.35      15.13       16.01
                      products.                    89        20.04      21.67      16.79       17.53
                                                   90        21.69      23.03      18.61       19.26
                                                   91        23.49      24.47      20.64       21.16
                                                   92        25.50      26.17      22.97       23.32
                                                   93        27.96      28.41      25.80       25.94
                                                   94        31.38      31.56      29.59       29.59
                                                   95        36.80      36.80      35.37       35.37
                                                   96        46.59      46.59      45.53       45.53
                                                   97        67.04      67.04      66.32       66.32
                                                   98       120.67      120.67     120.23     120.23
                                                   99       120.67      120.67     120.23     120.23
                                                --------------------------------------------------------


                                  SUPPLEMENT D
                        TABLE OF SURRENDER TARGET AMOUNTS


                              [***TO BE ADDED***]

                                  SUPPLEMENT E
                        CALCULATION OF SURRENDER CHARGES

The surrender charge is assessed on each Coverage Layer. The surrender charge depends on the Surrender Target Amount and number of Coverage Years for each Coverage Layer. The total surrender charge is the sum of the surrender charges for all of the Coverage Layers.

    COVERAGE YEAR                        SURRENDER CHARGE
                              PERCENTAGE OF SURRENDER TARGET AMOUNT
                                        FOR COVERAGE LAYER

    Year 1 to Year 5         90%
    Year 6 to Year 10        90% - [(monthly duration less 60) x 1.00%]
    Year 11 to Year 12       30% - [(monthly duration less 120) x 1.25%]
    Year 13 and later        None

                                  SUPPLEMENT F
                             CONTINUATION PROVISIONS

CONTINUATION UNDER THE FIVE-YEAR NO-LAPSE GUARANTEE

To determine if your adjusted total premium payments are sufficient to maintain the Five-Year No-Lapse Guarantee for continuation of your Policy during the first 5 years beginning on the Policy Date, we use the following procedure:

     o We determine your adjusted total premium payments (the total amount of your premium payments less the amount of any withdrawals and the amount of your Loan Account).

     o We determine if you have made any changes in your Policy that resulted in an increase in the Monthly Deduction. In this discussion, we call this type of change a policy change.

     o    We determine the total required amount for this guarantee provision.

          o If you have not made any policy changes, the total required amount is 1/12th of the minimum annual premium for the Five-Year No-Lapse Guarantee multiplied by the number of months from the Policy Date to the next Monthly Anniversary Day. The minimum annual premium for the Five-Year No-Lapse Guarantee is shown on your Policy Schedule.

               For example, if the minimum annual premium for the Five-Year No-Lapse Guarantee is $_____ , your Policy Date is June 15, 2000, the next Monthly Anniversary Day is March 15, 2001, and you have not made any policy changes, the required amount is $____ ($____ ($____ divided by 12) x 9 (number of months since the Policy
               Date).

          o If you have made a policy change, we calculate a required amount for the period from the Policy Date to the date on which the policy change was effective and a required amount for the period from the date on which the policy change was effective to the next Monthly Anniversary Day. Each calculation is based on the minimum annual premium for the Five-Year No-Lapse Guarantee applicable for each period. We then add the 2 required amounts to determine the total required amount.

          o If you have made more than one policy change, we calculate a required amount for each period. We then add the required amounts to determine the total required amount.

     o We then compare your adjusted total premium payments to the total required amount.

          o If your adjusted total premium payments are equal to or greater than the total required amount, your Policy will continue to be effective, your Five-Year No-Lapse Guarantee will remain in effect and your Policy will not lapse.

          o If your adjusted total premium payments are less than the total required amount, a Grace Period will start.

          o We will send you a notice if you are in jeopardy of losing your Five-Year No-Lapse Guarantee. If your Five-Year No-Lapse Guarantee is lost, it will not be reinstated.

                                  SUPPLEMENT G
                              VALUATION PROCEDURES

SUB-ACCOUNTS ACCUMULATION UNIT VALUE

In this discussion, the term Valuation Period means the period of time beginning at the close of trading on the NYSE on one Valuation Date, as defined below, and ending at the close of trading on the NYSE on the next succeeding Valuation Date. A Valuation Date is each day valuation of the Sub-Accounts is required by law including every day that the NYSE is open.

The value of an Accumulation Unit at the close of any Valuation Period is determined for each Sub-Account by multiplying the Accumulation Unit Value of the Sub-Account at the close of the immediately preceding Valuation Period by the "Net Investment Factor" (described below). Depending upon investment performance of the underlying Fund in which the Sub-Account is invested, the Accumulation Unit Value may increase or decrease.

The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing (a) by (b), where:

         (a) equals:    (1) the net asset value per share of the underlying
                        Fund at the end of the current Valuation Period, plus

                        (2) the per share amount of any dividend or capital gain distribution made by the underlying Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

                        (3) a per share charge or credit for any taxes reserved, which are determined by Columbus Life to have resulted from the investment operations of the Sub-Account during the current Valuation Period;

         (b) is the net asset value per share of the corresponding underlying Fund determined at the end of the immediately preceding Valuation Period.

FIXED ACCOUNT VALUE

The value of the Fixed Account is calculated on a daily basis by the following formula:

         NP + XFT + I - XFF - WD = value of the Fixed Account where

         NP = the sum of all Net Premiums allocated to the Fixed Account
         XFT = any amount transferred to the Fixed Account from the Sub-Accounts I = interest credited by Columbus Life to the Fixed Account
         XFF = any amounts transferred from the Fixed Account to the
               Sub-Accounts
         WD = any amounts withdrawn for charges or deductions or in connection with withdrawals

                 SEPARATE ACCOUNT 1 ANNUAL FINANCIAL STATEMENTS




                [*** To Be Added By Pre-Effective Amendment ***]

                    COLUMBUS LIFE ANNUAL FINANCIAL STATEMENTS



                [*** To Be Added By Pre-Effective Amendment ***]

           UNAUDITED INTERIM FINANCIAL STATEMENTS - SEPARATE ACCOUNT 1



                [*** To Be Added By Pre-Effective Amendment ***]

             UNAUDITED INTERIM FINANCIAL STATEMENTS - COLUMBUS LIFE

                                    GLOSSARY

ACCOUNT VALUE                          The sum of the value of your
                                       interests in the Sub-Accounts, the
                                       value of your interests in the Fixed
                                       Account and the value of your Loan
                                       Account.

ACCUMULATION UNIT                      A unit of measure used to calculate a
                                       Policyholder's share of a Sub-Account.

ACCUMULATION UNIT VALUE                The dollar value of an Accumulation Unit
                                       in a Sub-Account.

ADDITIONAL LIFE RIDER                  The portion of the Specified Amount
SPECIFIED AMOUNT                       provided by the purchase of the
                                       Additional Life Rider. If you do not
                                       purchase the Additional Life Rider, the
                                       Additional Life Rider Specified Amount
                                       will equal $0.

ATTAINED AGE                           The Attained Age of the Insured is the
                                       age of the Insured on the last Policy
                                       Anniversary or on the last anniversary
                                       of an added Coverage Layer.

BASE SPECIFIED AMOUNT                  The portion of the Specified Amount
                                       provided by the purchase of the basic
                                       Policy. If you do not purchase the
                                       Additional Life Rider, the Base Specified
                                       Amount and the Specified Amount are the
                                       same.

BENEFICIARY                            The person or persons you have named to
                                       receive the Death Proceeds when the
                                       Insured dies.

CASH SURRENDER VALUE                   The Account Value minus any surrender
                                       charge.

COLUMBUS LIFE, WE, US AND OUR          Columbus Life Insurance Company.

CONTINGENT BENEFICIARY                 The person or persons you have named
                                       to receive the Death Proceeds when no
                                       Beneficiaries remain alive and
                                       the Insured dies.

COVERAGE LAYER                         A Coverage Layer consists of all
                                       insurance coverage provided under your
                                       Policy or provided by riders to your
                                       Policy that becomes effective on a single
                                       Monthly Anniversary Day. The first
                                       Coverage Layer includes insurance
                                       coverage effective on the Policy Date. An increase in Specified Amount or the addition of other riders to your Policy will create another Coverage Layer.

COVERAGE YEAR                          A year that starts on the Monthly
                                       Anniversary day on which a Coverage

                                       Layer begins. The Coverage Year for the
                                       first Coverage Layer is the same as the
                                       Policy Year.

DEATH BENEFIT                          The amount we pay to the Beneficiary
                                       under the Policy when the Insured dies.

DEATH PROCEEDS                         Death Benefit plus any insurance
                                       on the Insured's life that was provided
                                       by riders, other than the Additional Life
                                       Rider, to your Policy.

FIXED ACCOUNT                          An investment option that provided a
                                       fixed rate of interest.

FUND A Fund is a series of a registered management investment company. Each Sub-Account invests in a Fund that has the same investment objective as the Sub-Account.

INDEBTEDNESS                           The sum of your Policy loans plus accrued
                                       and unpaid interest on the loans.

INSURED                                The person whose life we provide
                                       insurance coverage under your Policy.

LOAN ACCOUNT                           The portion of your Account Value that
                                       is collateral for your loans.

MINIMUM ISSUE LIMIT                    The minimum amount of insurance you must
                                       purchase with the basic Policy. No change to the Policy can be made that would reduce your Base Specified Amount below the Minimum Issue Limit.

MONTHLY ANNIVERSARY DAY                The date each month on which we deduct
                                       the Monthly Deduction and Monthly Expense
                                       Charge. This is generally the same date
                                       each month as the Policy Date, so long as that date is a day on which processing occurs.

MONTHLY DEDUCTION                      The Monthly Deduction includes
                                       the amount deducted for the cost of
                                       insurance charge plus the cost of any
                                       additional benefits provided under your
                                       Policy by rider.

MONTHLY EXPENSE CHARGE                 The Monthly Expense Charge consists of
                                       the per policy charge, the per $1,000
                                       charge and the mortality and expense
                                       risk charge.

NET CASH SURRENDER VALUE               Your Account Value minus any surrender
                                       charge and any Indebtedness.

NET PREMIUMS                           The amount of premium payment you paid
                                       less the premium expense charge and
                                       the state tax charge.

PAYEE The person who actually receives the payment of proceeds from us under on of the Income Plans. Depending on the circumstances, the Payee might mean you, the Beneficiary, the

                                       Contingent Beneficiary, your estate or
                                       another designated person.

POLICY The Voyager Variable Universal Life Insurance Policy issued by Columbus Life, including the application and any amendments, any supplemental application, riders or endorsements.

POLICY ANNIVERSARY                     The same date each year as the Policy
                                       Date.

POLICY DATE                            The date from which the Policy months,
                                       years and anniversaries are measured.

POLICY SCHEDULE                        The schedule that begins on page
                                       3 of your Policy. It contains specific
                                       information about your Policy such as the Specified Amount, your planned premium, the death benefit option you selected, required payment for guaranteed continuation of your Policy and the maximum amount of various charges.

POLICY YEAR                            A year that starts on your Policy Date
                                       or your Policy Anniversary.

SEPARATE ACCOUNT 1                     A separate account of Columbus Life that
                                       supports your Policy.

SPECIFIED AMOUNT                       The amount of insurance coverage provided
                                       by your Policy. The Specified Amount is
                                       divided between the Base Specified Amount and the Additional Life Rider Specified
                                       Amount.

SUB-ACCOUNTS                           A division of Separate Account 1. Each
                                       Sub-Account invests in a Fund, which has the same investment objective as the Sub-Account.

TARGET PREMIUM                         A level of premium payments allocated to
                                       a Coverage Layer in a Coverage Year that determines the rate of the premium expense charge deducted from premium payments allocated to a Coverage Layer.

                                     PART II

              INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INFORMATION AND UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

The Code of Regulations of Columbus Life Insurance Company provides in Article VI that:

                                   ARTICLE VI
                          Indemnification and Insurance

         SECTION 1. INDEMNIFICATION. To the fullest extent not prohibited by applicable law, the corporation shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceeding (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the corporation, or, at the direction or request of the corporation, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, ,that the directors, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

         Any director who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action , suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the corporation in any matter and who shall be selected by all of the officers and directors of the corporation who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common Pleas of Hamilton County, Ohio. Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Articles of Incorporation, this Code of Regulations, any agreement, any insurance purchased by the corporation, vote of shareholders or otherwise.

         Section 2. Insurance. The Board of Directors of the corporation may secure and maintain such policies of insurance as it may consider appropriate to insure any person who is serving or has served as a director, officer or employee of the corporation, or who is serving or has served at the request of the corporation as a director, trustee, officer, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture, or other entity or enterprise including any employee benefit plan against any liability asserted against and incurred by such person.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER POLICIES PURSUANT TO SECTION 26(E)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, Columbus Life Insurance Company represents that, with respect to the Policies registered with the Securities and Exchange Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in the Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Columbus Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet

     Reconciliation and tie between the Items in Form N-8B-2 and the Prospectus

     The Prospectus consisting of ____ pages

     The undertaking to file reports

     Other undertakings and representations

     The signatures

     Written consents*

     The following exhibits:

        1.   Exhibits required by Article IX, paragraph A, of Form N-8B-2:


                 (1) Resolution of Board of Directors of the Columbus Life Insurance Company dated September 10, 1998 authorizing the establishment of the Separate Account previously filed on May 14, 1999 as Exhibit 1.(1) to the Registration
                                  Statement on Form S-6, File No.
                                  333-78489 is incorporated by
                                  reference

                 (2)              Not applicable

                 (3)   (a)        Distributor Agreement between the Columbus
                                  Life Insurance Company, on behalf of Separate
                                  Account 1, and Touchstone Securities, Inc.*

                       (b) Specimen of typical agreement(s) between Touchstone Securities, Inc. and dealers, managers, sales supervisors and salesmen*

                       (c)        Not applicable

                 (4)              Not applicable

                 (5)   (a)        Form of Voyager Variable Universal Life
                                  Insurance Policy issued by Columbus Life
                                  Insurance Company filed herewith

                       (b)        Form of Disability Credit Rider*

                       (c)        Form of Children's Term Rider*

                       (d)        Form of Accidental Death Rider*

                       (e)        Form of Accelerated Death Benefit Rider*

                       (f)        Form of Insured Insurability Rider*

                       (g)        Form of Other Insured Rider*

                       (h)        Form of Accelerated Death Benefit Plus Rider*

                       (i)        Form of Extended Maturity Benefit No. 2 Rider*

                       (j)        Form of Extended Maturity Benefit No. 3 Rider*

                       (k)        Form of Extended No-Lapse Guarantee Rider*

                 (6)   (a)  (i)   Certificate of Incorporation of the Columbus
                                  Life Insurance Company previously filed on August 19, 1999 as Exhibit 6(a)(i) to
                                  Pre-Effective Amendment No.1 to
                                  the Registration Statement on Form S-6,
                                  File No. 333-78489 is incorporated by
                                  reference

                          (ii) Certificate of Amendment of Articles of Incorporation of Columbus Life Insurance Company previously filed on August 19, 1999 as
                                  Exhibit 6(a)(ii) to Pre-Effective Amendment
                                  No.1 to the Registration Statement on Form
                                  S-6, File No. 333-78489 is incorporated by reference

                       (b) Code of Regulations of the Columbus Life Insurance Company previously filed on August 19, 1999 as Exhibit 6(b) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6,
                                  File No. 333-78489 is incorporated by
                                  reference

                 (7)              Not applicable

                 (8)   (a)        Participation Agreement by and among AIM
                                  Variable Insurance Funds, Inc., Columbus Life
                                  Insurance Company, on behalf of itself and its separate accounts, and Touchstone Securities,
                                  Inc. previously filed on August 19, 1999 as
                                  Exhibit 8(a) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6,
                                  File No. 333-78489 is incorporated by
                                  reference

                       (b) Agreement with respect to Trademarks and Fund Names between AIM Management Group Inc. and Columbus Life Insurance Company previously filed on August 19, 1999 as Exhibit 8(b) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (c) Administrative Services Agreement between Columbus Life Insurance Company and AIM Advisors, Inc. previously filed on August 19, 1999 as Exhibit 8(c) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (d)        Participation Agreement by and among
                                  The Alger American Fund, Columbus Life
                                  Insurance Company on its own behalf and on behalf of its Separate Account 1 and Fred Alger & Company previously filed on August 19, 1999 as Exhibit 8(d) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (e) Service Agreement between Fred Alger Management, Inc. and Columbus Life Insurance Company previously filed on August 19, 1999 as
                                  Exhibit 8(e) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (f)        Participation Agreement among MFS
                                  Variable Insurance Trust, Columbus Life
                                  Insurance Company and Massachusetts Financial Services Company previously filed on August 19, 1999 as Exhibit 8(f) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (g) Participation Agreement among Columbus Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC previously filed on August 19, 1999 as Exhibit 8(g) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (h) Services Agreement between Pacific Investment Management Company and Columbus Life Insurance Company previously filed on August 19, 1999 as
                                  Exhibit 8(h) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                       (i) Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust previously filed on August 19, 1999 as Exhibit 8(i) to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6, File No. 333-78489 is incorporated by reference

                 (9)              Not applicable

                 (10)  (a)        Form of Columbus Life Insurance
                                  Company Application for Life Insurance*

                       (b) Form of Columbus Life Insurance Company Supplement to Application for Life Insurance to be Completed When Applying for Flexible Premium Variable Universal Life*

                 (11) Description of Issuance, Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies for Columbus Life Flexible Premium Variable Universal Life Insurance Policies Offered by Columbus Life Insurance Company Separate Account 1 of Columbus Life Insurance Company*

        2.       Opinion and Consent of Counsel*

        3.       None

        4.       Not Applicable

        5.       Not required

        99.(1)  Actuarial Opinion and Consent*

        99.(2)  Consent of __________________________*

        99.(3)  Powers of Attorney previously filed herewith

* To be filed by Pre-Effective Amendment.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Columbus Life Insurance Company Separate Account 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Cincinnati and State of Ohio, on the 18th day of September, 2000.



                              COLUMBUS LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT 1

                              By:     COLUMBUS LIFE INSURANCE COMPANY


                              By:     /s/ Lawrence L. Grypp
                                      ____________________________
                                      Lawrence L. Grypp
                                      President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                                      PRINCIPAL EXECUTIVE OFFICER:



                                      /s/ Lawrence L. Grypp
                                      ____________________________
                                      Lawrence L. Grypp
                                      President and Chief Executive Officer
                                      September 25, 2000

                                      PRINCIPAL ACCOUNTING AND FINANCIAL
                                      OFFICER:


                                      /s/ Robert L. Walker
                                      __________________________
                                      Robert L. Walker
                                      Chief Financial Officer
                                      September 25, 2000

                                      DIRECTORS:
                                      William J. Williams*
                                      John H. Barrett*
                                      Lawrence L. Grypp*
                                      Paul H. Amato*
                                      James N. Clark*
                                      Robert C. Savage*
                                      Ralph E. Waldo*

                                      *By: /s/ Lawrence L. Grypp
                                          _________________________
                                          Lawrence L. Grypp
                                          as attorney in fact for each Director
                                          September 25, 2000

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION                                                PAGE
-----------     -----------                                                ----

1.(5)(a)        Form of Columbus Life Flexible Premium Variable
                Universal Life Insurance Policy

99.(3)          Powers of Attorney